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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                                 AMENDMENT NO. 2


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  DREAMS, INC.
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                 (Name of Small Business Issuer in its charter)

              UTAH                                  87-0368170
---------------------------------      ---------------------------------------
 (State or other jurisdiction of         (I.R.S. Employer Identification No.)
 incorporation or organization)

      5009 HIATUS ROAD, SUNRISE, FLORIDA                       33351
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    (Address of principal executive offices)                (Zip Code)

Issuer's telephone number (   954   )      742       -          8544
                           ---------  --------------   -----------------------

Securities to be registered under Section 12(b) of the Act:

        Title of each class                   Name of each exchange on which
        to be so registered                   each class is to be registered

             NONE                                           N/A
-----------------------------------        -----------------------------------

-----------------------------------        -----------------------------------


Securities to be registered under Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE
------------------------------------------------------------------------------
                                (Title of class)


-------------------------------------------------------------------------------
                                (Title of class)


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                                     PART I

Item 1.  DESCRIPTION OF BUSINESS.

GENERAL.

         Dreams, Inc. ("Registrant") is a Utah Corporation which was formed in April 1980. During fiscal year ended March 31, 1999, Registrant's primary lines of business were the offer and sale of Field of Dreams-Registered Tradmark-franchises through its subsidiary Dreams Franchise Corporation ("DFC") and the manufacture and sale of sports and celebrity memorabilia products through DFC's wholly-owned subsidiary Dreams Products, Inc. ("DPI") which employs the trademark "Mounted Memories". There are currently 35 Field of Dreams-Registered Tradmark- franchise stores open and operating. Additionally, six Area Development Agreements which are currently effective have been sold to franchisees. Included among the total 35 Field of Dreams-Registered Tradmark-franchise stores are thirteen franchised stores which have been opened pursuant to those six agreements. An additional eleven franchised stores may be opened under those agreements. DPI has a manufacturing and distribution facility located in Sunrise, Florida and a distribution center in Denver, Colorado. See "Mounted Memories" for information regarding the reorganization of Registrant which resulted in the acquisition of the assets and business now employed by DPI. See "Consolidated Financial Statements" for financial information. Registrant is filing this Form 10-SB in order to efficiently provide to the public information regarding its business and to maintain eligibility for quotation of its common stock on the OTC Bulletin Board ("OTCBB"). If this Form 10-SB has not cleared all Securities and Exchange Commission comments before November 4, 1999, Registrant's common stock will no longer be eligible for quotation on the OTCBB.

         Prior to November 1996, Registrant was a reporting company under
Section 12(g) of the Securities Exchange Act of 1934 (the "34 Act"). In November of 1996, Registrant's financial condition made continued filing burdensome and Registrant filed documents with the Securities and Exchange Commission which allowed Registrant to cease its reporting status. From November 1996 to present, Registrant has continued to be public but has not filed any documents pursuant to the 34 Act.

FIELD OF DREAMS-REGISTERED TRADMARK- FRANCHISING BACKGROUND.

         Registrant conducts its Field of Dreams-Registered Tradmark- operations through its subsidiary DFC. DFC licenses certain rights from MCA/Universal Merchandising Inc. ("MCA") to use the name "Field of Dreams-Registered Tradmark-" in connection with retail operations and catalog sales. Field of Dreams-Registered Tradmark- is a copyright and trademark owned by Universal City Studios, Inc. with all rights reserved. Universal has authorized MCA to license the marks. Neither company is in any way related to or an affiliate of Registrant. Registrant does not own or operate any Field of Dreams-Registered Tradmark- stores. Registrant does not presently have any Field of Dreams-Registered Tradmark- catalog.


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         In July 1995, Registrant closed and terminated the business of its restaurant/sports bar located in Palm Desert, California. On March 28,1996, Registrant's shareholders approved, and Registrant sold, its assets related to the operation of ten Shari's format restaurants. The purchaser of the ten restaurants was Shari's Management Corporation ("SMC"), an unaffiliated third party. Registrant retained two Heidi's format restaurants. In December of 1996, the remaining Heidi's restaurants were sold to Battistone Financial Group in consideration for the return of 2,000,000 shares of Registrant's common stock. Except for tax liability in connection with the sale of its previous restaurant operations, Registrant has no liabilities from restaurant operations. Registrant is no longer involved in the restaurant or sports bar business.

MERCHANDISING LICENSE AGREEMENT.

         DFC has acquired from MCA the exclusive license to use "Field of Dreams-Registered Tradmark-" as the name of retail stores in the United States and a non-exclusive right to use the name "Field of Dreams-Registered Tradmark-" as a logo on products. DFC has also licensed from MCA the exclusive right to sublicense the "Field of Dreams-Registered Tradmark-" name to franchisees for use as a retail store name. The license agreement between DFC and MCA is referred to herein as the "MCA License". Under the terms of the MCA License, DFC is obligated to pay to MCA a 1% royalty based on gross sales of Field of Dreams-Registered Tradmark- stores. DFC must pay MCA a $2,500 advance on royalties for each company-owned store which is opened. DFC is obligated to pay $5,000 to MCA upon the opening of each franchised store. The $5,000 fee is not an advance on royalties. DFC guarantees to pay MCA a minimum yearly royalty of $2,500 regardless of the amount of gross sales. The current term of the MCA License expires in 2005. DFC has successive five year options to renew the MCA License. The MCA License requires DFC to submit all uses of the Field of Dreams-Registered Tradmark- mark for approval prior to use. Ownership of the Field of Dreams-Registered Tradmark- name remains with MCA and will not become that of DFC or Registrant. Should DFC breach the terms of the MCA License, MCA may, in addition to other remedies, terminate DFC's rights to use the "Field of Dreams-Registered Tradmark-" name. Such a termination would have a seriously adverse effect on DFC's and Registrant's business.

         If DFC is in compliance with the terms of the MCA License and if MCA wishes to open and operate or license third parties to open and operate Field of Dreams-Registered Tradmark- stores outside of the United States, DFC has a right of first refusal to obtain the license for such non-United States territory. Registrant may exercise its right of first refusal by notifying MCA of its desire to undertake a proposed new territory and paying to MCA a non-refundable advance license fee of $10,000. Following such notice and payment, Registrant and MCA must negotiate in good faith to reach a definitive license agreement for the additional territory. If Registrant fails to send notification, make the $10,000 payment or if a definitive license cannot be reached, MCA may offer the new territory to another party.

         DFC is required to indemnify MCA for certain losses and claims, including those based on defective products, violation of franchise law and other acts and omissions of DFC. DFC is required to maintain insurance coverage of $3,000,000 per single incident. The coverage must name MCA


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as an insured party. Registrant has guaranteed the monetary obligations of DFC pursuant to the MCA License. In September 1997, DFC and MCA settled and released claims in connection with the payment of royalties pursuant to the MCA license.

FRANCHISING.

         In June 1991 DFC began offering franchises for the development and operation of Field of Dreams-Registered Tradmark- stores in the United States. The laws of each state vary regarding regulation of the sale of franchises. Certain states require compliance with the regulations of the Federal Trade Commission (the "FTC Regulations") prior to commencement of sales activity (the "FTC States"). Other states require compliance with specific additional registration procedures which vary in complexity. DFC is currently offering franchises in FTC States and a limited number of other states. It will offer franchises in other states as compliance with each states' regulation is completed. Compliance with the FTC Regulations and various state regulations requires preparation of an extensive offering circular and the filing of such circular in certain states. Compliance with some state regulations requires significant time in connection with satisfying comments of franchise offering circular examiners. Compliance with FTC Regulations and certain state laws significantly limits the means by which Registrant offers and sells franchises. In the future, DFC intends to acquire from MCA the rights to open and franchise stores in Canada and other countries. As summarized below, DFC offers five types of franchises: Individual Standard Store ("Standard"), Individual Kiosk ("Kiosk"), Area Development ("Area Development"), Conversion ("Conversion"), and Seasonal ("Seasonal"). Registrant does not depend on any one or a few franchisees for a material portion of its revenues. Royalties from the largest franchisee accounted for only one percent of Registrant's consolidated revenues.

         STANDARD FRANCHISES:

                  Pursuant to a Standard franchise, a franchisee obtains the right to open and operate a single Field of Dreams-Registered Tradmark-store at a single specified location. Franchisees pay DFC $10,000 upon execution of a Standard franchise agreement and an additional $22,500 upon execution by the franchisee of a lease for the franchised store. Standard franchise agreements vary in length. It is DFC's general practice that the term of Standard franchise agreements concur with the term of the franchisee's lease. In addition to sublicensing the right to use the Field of Dreams-Registered Tradmark- name for a single franchised store, DFC is required to provide the franchisee certain training, start-up assistance and a system for the operation of the store. Prior to opening a Field of Dreams-Registered Tradmark- store, a franchisee or its designated manager is required to attend and successfully complete a 2-week training course. The course is conducted at a DFC designated site. DFC also makes the same training available to a reasonable number of the franchisee's employees. For a period of five days during startup of a franchised store, DFC furnishes to a franchisee a representative to assist in the store opening. DFC loans to each franchisee a copy of its operations manual which sets out the policies and procedures for operating a Field of Dreams-Registered Tradmark- store. DFC does not provide an accounting system to franchisees. DFC does provide operational advice to franchisees and will, upon request, assist a franchisee in locating a site for a store. DFC reserves the right to modify at any time


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         the system used in the store. DFC also reserves the right to change the name used in the system from Field of Dreams-Registered Tradmark- to any other name and require all franchisees to discontinue any use of any aspect of the system or the name Field of Dreams-Registered Tradmark-. DFC considers it highly unlikely that it would change the name of its system from Field of Dreams-Registered Tradmark- to another name. DFC has reserved this right in its franchise agreements to provide for the event that it determines that another name would be better for its franchise system, that the royalty it pays to MCA in connection with use of the name is excessive or if DFC should breach the terms of the MCA license and lose the right to use the Field of Dreams-Registered Tradmark- name.

                  DFC imposes certain controls and requirements on Field of Dreams-Registered Tradmark- franchisees in connection with site selection, site development, pre-opening purchases, initial training, opening procedures, payment of fees, compliance with operating manual procedures including purchasing through approved vendors, protection of trademark and other proprietary rights, maintenance and store appearance, insurance, advertising, owner participation in operations, record keeping, audit procedures, autograph authenticity standards and other matters. Franchisees are required to pay DFC 6% of gross revenues as an on-going royalty. Payments must be made weekly. Franchisees are required to comply with certain accounting procedures and use computer systems acceptable to DFC. Franchisees are also required to contribute an additional 1.5% of gross revenues to a marketing and development fund which is administered by DFC for the promotion of the Field of Dreams-Registered Tradmark- system. Each franchisee is also required to spend 1% of its gross revenues for its own local advertising and promotion. During its first 90 days of operation, each franchisee is required to spend a minimum of $2,500 for promotion and advertising. Franchisees are required to maintain standards of quality and performance and to maintain the proprietary nature of the Field of Dreams-Registered Tradmark- name. Franchisees must commence operation of the franchised stores within 180 days after execution of the Standard franchise agreement. DFC has prepared and amends from time-to-time an approved supplier list from which franchisees may purchase certain inventory and other supplies. Each franchisee is required to maintain specified amounts of liability insurance which names DFC and MCA as insured parties. Franchisee's rights under the Standard franchise are not transferable without the consent of DFC and DFC has a right of first refusal to purchase any franchised store which is proposed to be sold.

         KIOSK:

                  Pursuant to a Kiosk franchise, a franchisee acquires the same rights as a Standard franchise, except that the franchisee is licensed to open a freestanding Kiosk for an initial franchise fee of $19,000 rather than $32,500. Other fees paid by Kiosk franchisees, including ongoing royalties, and marketing and development fund contributions are the same as under a Standard franchise agreement.


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         AREA DEVELOPMENT:

                  Under an Area Development agreement, DFC grants rights to develop a minimum of four Field of Dreams-Registered Trademark- stores in a designated area. The stores are required to be open pursuant to a specified time schedule. The Developer must execute separate Standard franchise agreements for each store as it is opened. Upon execution of the Area Development agreement, the Developer is required to pay DFC $5,000 for each store to be opened, with a minimum payment upon execution of $20,000. The Developer must obtain DFC's approval for each store site the Developer proposes to open. Developer then pays DFC an additional $20,000 for each store upon execution by the Developer of a lease for that store. Development Agreements are not transferrable without the consent of DFC.

         CONVERSION:

                  DFC offers Conversion franchises to certain operators of businesses which currently sell sport related merchandise, memorabilia, trading cards and similar products. Among other conditions to the granting of a Conversion franchise, an operator must have run such a business for a minimum of three months. Such a business owner will execute a Standard franchise agreement as well as a Conversion franchise addendum. A Conversion franchisee is required to pay DFC $32,500 upon execution of the Standard franchise and the Conversion addendum. The Conversion franchisee is required to pay to DFC all amounts required in the Standard franchise. Conversion franchises are not transferrable without the consent of DFC.

         SEASONAL:

                  DFC offers existing franchisees the right to open one or more temporary holiday Seasonal location stores during the period beginning October 15 and ending not later than the Monday following the second full calendar week in January of the following year. Seasonal franchisees must pay Registrant an initial fee of $2,500 for each seasonal location. As Seasonal franchises are open for a very limited period of time, DFC offers very limited service to such franchisees. Consequently, Seasonal franchises are available only to existing Field of Dreams-Registered Trademark- Franchisees.

         DFC has sold only Standard franchises, Area Development rights, and Seasonal franchises. It has sold no Kiosk or Conversion Franchises. It is not anticipated that Kiosk or Conversion Franchises will be a substantial portion of DFC's business in the future. DFC does not actively market Kiosk and Conversion Franchises and there appears to be little interest in those types of franchises from potential purchases.


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FRANCHISE BROKER.

         DFC does not currently employ a franchise broker. The officers of DFC currently act as sales agents for Field of Dreams-Registered Trademark-franchises. Registrant may engage an outside Franchise broker in the future. DFC advertises Field of Dreams-Registered Trademark- franchises in a very limited number of business magazines. Most persons expressing an interest in purchasing a Field of Dreams-Registered Trademark- franchise have visited a Field of Dreams-Registered Trademark- store and have subsequently contacted DFC.

MOUNTED MEMORIES.

         Mounted Memories ("MMI") is a wholesaler of sports and celebrity memorabilia products and acrylic cases. MMI also organizes, operates and participates in hobby and collectible shows. Registrant has several non-exclusive informal agreements with a few well-known athletes, including Pete Rose and Dan Marino who frequently provide autographs at agreed-upon terms. On occasion, Registrant also enters into exclusive agreements with athletes. As of October 18, 1999, Registrant has only one exclusive contract in effect which was with Dick Butkus. That contract provides for exclusive autograph and memorabilia show appearances for an 18-month period starting in January 1999 and ending in June 2000. The contract provides for six public memorabilia show appearances at approximately $9,000 per show, six corporate memorabilia show appearances at approximately $10,000 per show and 1,000 autographs for inventory purposes at $15 to $20 per autograph, depending on the item being signed. As of October 18, 1999, the unfulfilled portions of the contract were three public memorabilia show appearances, four corporate memorabilia appearances and approximately 500 autographs. Through its relationships with athletes, agents and other persons and entities in the sporting industry, MMI is able to arrange for the appearance of popular athletes and celebrities at hobby and collectible shows, and at the same time, generate inventory for sale. Registrant arranges for third parties the appearance of individuals at shows usually by targeting specific athletes with geographical ties to the city where the show is held. Registrant negotiates directly with the athlete or with the athlete's agent to determine contract specifics. These contracts are formal in that they stipulate the logistic specifics, payment terms and number of autographs to be received. Registrant generally receives a fee when it arranges an athlete for a business function.

         MMI has been in business since 1989 and has achieved its industry leading status partly due to its strict authenticity policies. The only memorabilia products sold by MMI are those produced by MMI through private or public signings organized by MMI or purchased from an authorized agent of MMI and witnessed by an MMI representative. In addition to sports and celebrity memorabilia products, MMI offers the largest selection and supply of acrylic cases, with over 50 combinations of materials, colors and styles. The primary raw material used in the production process is plastic. There are many vendors who sell plastic throughout South Florida and Registrant seeks to obtain the best pricing through competitive vendor bidding. Registrant does not produce the helmets, footballs, baseballs or other objects which are autographed. Those objects are available through numerous suppliers.

         MMI's customer base varies greatly and includes, for example, internet companies, traditional catalog retailers and retail stores which sell sports and celebrity memorabilia products and


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cases. Field of Dreams-Registered Trademark- franchise stores purchase products from MMI and have historically provided approximately ten percent of MMI's revenues. No other customer provides greater than ten percent of MMI's total revenue.

         The sports memorabilia industry faces several challenges, most notably the assurance of product authenticity. Through its caution in only selling items produced internally or purchased from authorized agents, witnessed by an MMI representative, MMI avoids significant authenticity problems. MMI feels the way it has achieved a competitive advantage over its competitors is through accurate and timely shipping. MMI uses approximately 2,000 square feet of its warehousing facility for shipping. MMI has achieved a significant positive reputation in its industry for timely and accurate shipments and commits to shipping orders within 72 hours of order receipt. Additionally, through the implementation of advanced and effective fulfillment techniques and processes, and utilization of the most current shipping software, MMI has experienced a very low breakage ratio over the past several years.

MMI BACKGROUND.

         In November 1998, Registrant through its wholly-owned subsidiary, DPI, purchased all of the assets of Mounted Memories, Inc., a Florida corporation. The purchase price for the MMI assets was $2,275,000 in cash and 15,000,000 shares of Registrant's common stock. MMI since 1989 had engaged in the manufacture and wholesale of sports and celebrity memorabilia products. Upon the acquisition of MMI's assets, Registrant, through DPI continued the business of MMI and uses the Mounted Memories trademark.

FINANCING OF MMI ACQUISITION.

         In connection with the purchase of the MMI assets, Registrant and all of its subsidiaries borrowed $3,000,000 from Sirrom Investments, Inc. ("Sirrom"). The loan bears interest at 14% per annum and is payable interest only monthly until November 16, 2003 at which time all principal and interest is due and payable. The loan is secured by all of Registrant's assets and a pledge of 27,059,470 shares (and 750,000 options to acquire shares) pledged by the control persons of Registrant and certain of their family members and associated persons and entities. The pledgedshares constitute approximately 67% of Registrant's currently issued and outstanding shares. Registrant also granted to Sirrom warrants to purchase a number of shares of Registrant's common stock. The number of shares which may be purchased pursuant to exercise of the warrants varies between a minimum of 14% and a maximum of 18.5% of the then issued and outstanding shares. The exercise price of the warrants is $0.01 per share. The warrants have anti-dilution rights, registration rights and co-sale rights. The warrant also has a "put" feature which entitles Sirrom to require Registrant to purchase the warrants for their fair market value. Fair market value is determined by an appraisal process. In the appraisal process, each of the Registrant and Sirrom appoint an experienced appraiser who is a member of a professional association. Each appraiser estimates the value of the shares which would be issued upon exercise of the warrant. If the two appraisals do not vary by more than 10%, the fair market value is the average of the two. If the two appraisals vary by more than 10%, a third appraiser is chosen and fair market value is determined


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to be the mean of the three appraisals. Payment of the "put" price may be paid by Registrant by issuance to Sirrom of a promissory note with 10% interest per annum and 24 monthly payments of principal and interest.

COMPETITION.

         DFC competes with other larger, more well known and substantially better funded franchisors for the sale of franchises. Field of Dreams-Registered Trademark- stores compete with other retail establishments of all kinds. Registrant believes that the principal competitive factors in the sale of franchises are franchise sales price, services rendered, public awareness and acceptance of trademarks and franchise agreement terms.

         MMI competes with several major companies and numerous individuals in the sports and celebrity memorabilia industry. MMI believes it competes well within the industry because of the reputation it has established in its ten year existence. MMI focuses on ensuring authenticity and providing the best possible customer service. MMI has concentrated on maintaining and selling memorabilia items of athletes and celebrities that have a broad national appeal. Several of its competitors tend to focus on specific regional markets due to their relationships with sports franchises in their immediate markets. The success of those competitors typically depends on the athletic performance of those specific franchises. Additionally, MMI typically focuses on the two core sports that provide the greatest source of industry revenue, baseball and football.

         Within the acrylic case line of business, MMI competes with other companies which mass produce cases. MMI does not compete with companies which custom design one-of-a-kind cases. MMI believes that because it is one of the country's largest acrylic case manufacturers, it is very price competitive due to its ability to purchase large quantities of material and pass the savings to customers.

EMPLOYEES.

         Registrant employs forty (40) full-time employees and four (4) part-time employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

GENERAL.

         The Registrant's fiscal year ends March 31, and the fiscal years ended March 31, 2000, March 31, 1999 and March 31, 1998 are referred to as "fiscal 2000", "fiscal 1999" and "fiscal 1998", respectively.


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

         Registrant operates through its wholly-owned subsidiary DFC and through DPI and Dreams Entertainment, Inc. ("DEI"), wholly-owned subsidiaries of DFC. DFC is a franchisor of Field of Dreams-Registered Trademark- retail stores which sell sports and celebrity memorabilia products. As of September 1, 1999, there were 35 Field of Dreams-Registered Trademark- franchises operating in 20 states and in the District of Columbia.

         DPI is a wholesaler of sports memorabilia products and acrylic cases. It sells to a wide customer base, which includes internet companies, traditional catalog companies and other retailers of sports and celebrity memorabilia products, including Field of Dreams-Registered Trademark- retail stores. Approximately, ten percent of DPI's revenues are generated through sales to Field of Dreams-Registered Trademark- franchises. DPI is licensed by the National Football League and Major League Baseball as a distributor of autographed products. DEI was incorporated in fiscal 1999 and has been inactive since its inception. Registrant has no current plans to cause DEI to engage in any business.

         Registrant believes that the factors that will drive the future growth of its business will be the opening of new franchised units and, to some extent, capitalizing on its relationships with certain entities, such as the National Football League, Major League Baseball, Universal Studios and with certain well-known athletes, as those relationships and agreements will allow. Registrant plans to open approximately ten franchised units each of the next three fiscal years. There can be no assurance, however, that any such franchised units will open or that they will be successful.

RESULTS OF OPERATIONS.

FISCAL 1999 COMPARED TO FISCAL 1998

         REVENUES. Total revenues increased 269.2% from $1.9 million in fiscal 1998 to $7.0 million in fiscal 1999.

         Retail and wholesale revenues increased 826.9% from $595,000 in fiscal 1998 to $5.5 million in fiscal 1999, due primarily to the acquisition of MMI effective November 1, 1999. MMI had wholesale sales of approximately $5.5 million in fiscal 1999. Excluding MMI's wholesale sales, Registrant's retail and wholesale revenues declined from $595,000 in fiscal 1998 to $4,000 in fiscal 1999, due primarily to Registrant realizing $475,000 from sales of an NBA lithograph in fiscal 1998 which was not sold in fiscal 1999. The balance of the decrease reflects Registrant's efforts to change its core business focus, moving more towards franchising and wholesale sales and away from retail sales.

         Franchise fee and royalty revenues increased 55.1% from $882,000 in fiscal 1998 to $1.4 million in fiscal 1999, due primarily to the opening of eight franchised units in fiscal 1999 ($308,000 of the increase) and the inclusion of a full year of royalties from seven franchises opened during fiscal 1998 ($110,000 of the increase.)


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

         Other revenue increased 302.5% from $40,000 in fiscal 1998 to $161,000 in fiscal 1999, due to Registrant realizing a full year of commission revenue in fiscal 1999 from an outside party's sale of miscellaneous products with the Field of Dreams-Registered Trademark- logo imprinted on them. Prior to November 1997, Registrant sold these products directly and recognized the sales as retail revenues.

         In fiscal 1998, Registrant purchased the remaining minority shares of DFC and recognized a one-time gain of $386,000. Additionally, in fiscal 1998, Registrant sold property and equipment and recognized a gain of $5,000.

         COSTS AND EXPENSES. Registrant's fiscal 1999 cost of sales of $3.1 million represent MMI's cost of sales from the date of acquisition during fiscal 1999. Fiscal 1998 cost of sales represent costs associated with the sale of the NBA lithographs and other retail items sold by Registrant, which were phased out in fiscal 1999. Operating expenses increased 163.6% from $472,000 in fiscal 1998 to $1.2 million in fiscal 1999, due to the acquisition of MMI ($384,000 of the increase), significant write-off of bad debts ($169,000 of the increase) and costs associated with a lithograph project which realized immaterial sales ($150,000 of the increase).

         General and administrative expenses increased 131.7% from $811,000 in fiscal 1998 to $1.9 million in fiscal 1999 due to the acquisition of MMI ($591,000 of the increase) and a $409,000 preferential distribution to a company owned by Registrant's Chairman in fiscal 1999. The preferential distribution was treated as compensation expense and was the result of Registrant issuing shares of its common stock at a discounted value. Depreciation and amortization increased from $10,000 in fiscal 1998 to $126,000 in fiscal 1999 due to amortization of goodwill and debt issuance costs associated with the fiscal 1999 acquisition of MMI ($92,000 of the increase). Registrant eliminated its minority interests in fiscal 1998.

         INTEREST EXPENSE, NET. Net interest expense increased 133.9% from $127,000 in fiscal 1998 to $297,000 in fiscal 1999, due primarily to interest charges associated with the $3.0 million note issued by Registrant in November 1999 ($158,000 of the increase).

         PROVISION FOR INCOME TAXES. At March 31, 1999, Registrant had available net operating loss carryforwards of approximately $4.7 million, which expire in various years beginning in 2007 through 2014. Accordingly, a valuation allowance was provided for the full amount of federal taxes as of the end of fiscal 1998 and fiscal 1999. However, a provision for state income taxes was provided for in fiscal 1999 for applicable taxes.
See Note 10 to the Consolidated Financial Statements of Registrant.

         OTHER. Registrant realized income from discontinued operations of $190,000 and $268,000 in fiscal 1998 and 1999, respectively. The amounts represent gains associated with the foregiveness of debt, or expiration of liability, to former shareholders and unrelated third party creditors of a restaurant segment discontinued by Registrant prior to fiscal 1998. Registrant also realized income from discontinued operations of $114,000 in fiscal 1998 due to the reversal of previously accrued losses and foregiveness of debt relating to an investment in which Registrant had a 50% interest.

THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED JUNE 30, 1998

         REVENUES. Total revenues increased $2.7 million from $226,000 in the first three months of fiscal 1999 to $2.9 million in the first three months of fiscal 2000.

         Retail and wholesale revenues increased $2.6 million from $19,000 in the first three months of fiscal 1999 to $2.6 million in the first three months of fiscal 2000, due primarily to the acquisition of MMI effective November 1, 1999 ($2.55 million of the increase).

         Franchise fee and royalty revenues increased 42.5% from $207,000 in the first three months of fiscal 1999 to $295,000 in the first three months of fiscal 2000, due primarily to the opening of three franchised units in the first quarter of fiscal 2000 versus two units in the first quarter of fiscal 1999 ($23,000 of incremental franchise fees) and the opening of nine franchised units since the first quarter of fiscal 1999 ($43,000 of additional royalties).

         COSTS AND EXPENSES. Registrant's fiscal 2000 first quarter cost of sales of $1.6 million represent MMI's cost of sales. Fiscal 1999 first quarter cost of sales of $5,000 represent costs associated with the sale of miscellaneous retail items sold by the Company, which were phased out during fiscal 1999. Operating expenses increased 77.5% from $129,000 in the first three months of fiscal 1999 to $229,000 in the first three months of fiscal 2000, due primarily to the acquisition of MMI ($144,000 of the increase) offset by savings realized by DFC through consolidating its company headquarters with MMI's during the first quarter of fiscal 2000.

         General and administrative expenses increased 138.7% from $230,000 in the first three months of fiscal 1999 to $549,000 in the first three months of fiscal 2000, due primarily to the acquisition of MMI ($408,000 of the increase) offset by savings realized by DFC through consolidation of its company headquarters with MMI's during the first quarter of fiscal 2000. Depreciation and amortization increased from $2,000 in the first quarter of fiscal 1999 to $66,000 in the first quarter of fiscal 2000 due to amortization of goodwill and debt issuance costs associated with the November 1999 acquisition of MMI ($56,000 of the increase).

         INTEREST EXPENSE, NET. Net interest expense increased 142.3% from $52,000 in the first quarter of fiscal 1999 to $126,000 in the first quarter of fiscal 2000, due primarily to interest charges associated with the $3.0 million note issued by Registrant in November 1999 offset by elimination of debt after the first quarter of fiscal 1999.

         PROVISION FOR INCOME TAXES. At June 30, 1999, Registrant had available net operating loss carryforwards of approximately $4.6 million, which expire in various years beginning in 2007 through 2014. Accordingly, a valuation allowance was provided for the full amount of federal taxes as of the end of the first quarter for both fiscal 1999 and fiscal 2000. However, a provision for state income taxes was provided for in the first quarter of fiscal 2000 for applicable taxes. See Note 10 to the Consolidated Financial Statements of Registrant.

LIQUIDITY AND CAPITAL RESOURCES

         The primary sources of Registrant's cash are net cash flows from operating activities and short-term vendor financing. Currently, Registrant does not have available any established lines of credit with banking facilities.

         Registrant's cash and cash equivalents were $346,000 as of June 30, 1999. At March 31, 1999, Registrant's cash and cash equivalents were $425,000 compared with $87,000 at March 31, 1998. During the three months ended June 30, 1999, consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") increased $672,000 to $534,000 from a loss of ($138,000) for the three months ended June 30, 1998. The increase directly relates to DPI's acquisition of MMI in November 1998, which provided $434,000, or 81.3%, of Registrant's first quarter fiscal 2000 EBITDA.

         Registrant presently does not operate or own any Field of Dreams-Registered Trademark- stores, and does not plan to own any in the future. It will continue to sell franchised units to prospective and current third-party franchisees. Additionally, there are no major capital expenditures planned for in the foreseeable future, nor any payments planned for off-balance sheet obligations or other demands or commitments for which payments become due after the next 12 months.

         Registrant believes its current available cash position, coupled with its cash forecast for the year and periods beyond, is sufficient to meet its cash needs on both a short-term and long-term basis. The balance sheet reflects a strong working capital ratio and its long-term debt obligations require interest-only payments totaling $39,000 per month. Registrant's management is not aware of any known trends or demands, commitments, events, or uncertainties, as they relate to liquidity which could negatively affect Registrant's ability to operate and grow as planned.

YEAR 2000 READINESS.

         The year 2000 issue pertains to computer programs that were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize the year "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations.

         During fiscal years 1998 and 1999, Registrant replaced its accounting software package with the latest available version that purported to be "Y2K compliant". Registrant uses only the modules within its accounting software package to run its operations. The only other software utilized are modules within the most current version of Microsoft Office, which proclaims that all of its software is "Y2K compliant". Registrant's server operates using Microsoft NT software which proclaims to be "Y2K compliant". All hardware utilized for Registrant's local area network has been purchased during fiscal 1998 and 1999. The total cost for all hardware and software programs purchased to help ensure year 2000 readiness approximated $35,000. Registrant is not aware of any difficulties that will arise from customers or vendors who have not updated their software to be year 2000 compliant. However, there can be no guarantee that the Company will not encounter unexpected year 2000 compliance problems that will adversely affect its operations.

ITEM 3.  DESCRIPTION OF PROPERTIES.

         Registrant leases approximately 26,000 square feet of office, manufacturing and warehouse space between two offices in Sunrise, Florida (approximately 23,000 square feet) and Denver, Colorado (approximately 3,000 square feet). All manufacturing is performed at the Florida location. Registrant's principal executive offices are located at its Florida facility.

         Registrant's Colorado lease terminates in September 2002. Colorado rent is approximately $3,500 per month and escalates to approximately $3,800 per month in its final year.

         Registrant's Florida lease terminates in April 2003. Florida rent is approximately $15,700 per month plus certain expenses and escalates to approximately $17,700 in its final year.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PRINCIPAL SHAREHOLDERS.

         The following table sets forth as of September 1, 1999, the number of Registrant's voting securities beneficially owned by persons who own five percent or more of Registrant's voting stock, by each director, and by all officers and directors as a group. The table presented below includes shares issued and outstanding, and warrants to purchase shares and options exercisable within 60 days.


                            Name and Address                                       Number of          Percent
        Title and                of                            Type of               Shares             of
          Class            Beneficial Owner                   Ownership              Owned            Class
        ---------          ----------------                   ---------            ----------         ------
No par value Common Stock  Sam D. Battistone                  Record and         14,266,495(1)(3)        27.7%
                           2887 Green Valley Pkwy             Beneficial
                           Henderson, NV  89014
No par value Common Stock  Ross Tannenbaum                    Record and            12,500,000           24.3%
                           5009 Hiatus Road                   Beneficial
                           Sunrise, FL  33351
No par value               Dale Larsson                       Record and             425,300              0.8%
Common Stock               1776 North State St, #130          Beneficial
                           Orem, UT  84057
No par value Common Stock  Mark Viner                         Record and            83,333(5)             0.2%
                           5009 Hiatus Road                   Beneficial
                           Sunrise, FL  33351


                                       14

No par value               Sirrom Investments, Inc.           Record and          10,871,753(4)          21.1%
Common Stock               500 Church St., Suite 200          Beneficial
                           Nashville, TN  37219
No par value Common Stock  All Officers and                   Record and            27,275,128           52.9%
                           Directors as a                     Beneficial
                           Group (4 persons)(2)


----------------------------------------
         (1) Includes 3,100,000 shares owned by the following family members of which Mr. Battistone disclaims beneficial ownership:

                   NAME                               NUMBER OF SHARES OWNED
                   ----                               ---------------------
            J. Roger Battistone                             1,000,000
            Justin Battistone                                 350,000
            Kelly Battistone                                  350,000
            Dann Battistone                                   350,000
            Brian Battistone                                  350,000
            Mark Battistone                                   350,000
            Cynthia Battistone Hill                           350,000


         (2) The directors and officers have sole voting and investment power as to the shares beneficially owned by them.

         (3) Sam D. Battistone, has pledged to B.A. Leasing and Capital Corporation, an unaffiliated corporation, all shares of common stock of Registrant which he now owns or may acquire in the future to secure personal indebtedness. Mr. Battistone is currently not in compliance with the terms of the applicable agreements.

         (4) Warrants to purchase shares issued in connection with Mounted Memories financing.

         (5)      Includes 83,333 shares which are the subject of stock options.

         27,059,470 shares of Registrant's no par value common stock (and 750,000 options) have been pledged to Sirrom to secure Registrant's obligations in connection with a $3.0 million loan. Should Registrant default on any obligation to Sirrom and should Sirrom exercise its rights as a secured party, a change in control of Registrant would occur.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         DIRECTORS AND OFFICERS. The Directors and Executive Officers of Registrant and the positions held by each of them are as follows. All directors serve until Registrant's next annual meeting of shareholders.

                                                  Serving as
                                                  Director of                Position Held With
         Name                    Age              Registrant Since           the Registrant
         ----                    ---              ----------------           -------------------
         Sam D. Battistone        59              1983                       Chairman/Director

         Ross Tannenbaum          37              1998                       President/Director

         Dale Larsson             55              1999                       Director

         Mark Viner               33              1998                       Secretary/Treasurer/
                                                                             Chief Financial Officer

         BIOGRAPHICAL INFORMATION.

         SAM D. BATTISTONE. For more than the past five years, Sam D. Battistone has been majority shareholder, Chairman, Chief Executive Officer, President and a Director of Registrant. He was the principal owner, founder and served as Chairman of the Board, President and Governor of the New Orleans Jazz and Utah Jazz of the National Basketball Association (NBA) from 1974 to 1986. In 1983, he was appointed by the Commissioner of the NBA to the Advisory committee of the Board of Governors of the NBA. He held that position until Registrant sold its interest in the team. He served as a founding director of Sambo's Restaurants, Inc. and variously as President, Chief Executive Officer, Vice-Chairman and Chairman of the Board of Directors from 1967 to 1979. During that period, Sambo's grew from a regional operation of 59 restaurants to a national chain of more than 1,100 units in 47 states. From 1971 to 1973, he served on the Board of Directors of the National Restaurant Association.

         ROSS TANNENBAUM. Mr. Tannenbaum has served as President and a director of Registrant since November 1998. From August 1994 to November 1998, Mr. Tannenbaum was President, director and one-third owner of MMI. From May 1992 to July 1994, Mr. Tannenbaum was a co-founder of Video Depositions of Florida. From 1986 to 1992, Mr. Tannenbaum served in various capacities in the investment banking division of City National Bank of Florida.

         DALE E. LARSSON. For more than the past five years until 1999, Dale E. Larsson was the Secretary-Treasurer and director of Registrant. Mr. Larsson was re-elected a director in August 1999. Mr. Larsson graduated from Brigham Young University in 1971 with a degree in business. From 1972 to 1980, Mr. Larsson served as controller of Invest West Financial Corporation, a Santa Barbara, California based real estate company. From 1980 to 1981, he was employed by Invest West Financial Corporation as a real estate representative. From 1981 to 1982, he served as the corporate controller of WMS Famco, a Nevada corporation based in Salt Lake City, Utah, which engaged in the business of investing in land, restaurants and radio stations.

         MARK VINER. Mr. Viner has been Secretary, Treasurer and Chief Financial Officer of Registrant since November 1998. He is a Certified Public Accountant. From June 1994 to October 1997, Mr. Viner was the Director of Financial Reporting for Planet Hollywood International, Inc.

and was instrumental in every phase of that company's 1996 initial public offering. From May 1992 to May 1994, Mr. Viner was a financial manager for the Walt Disney Company, responsible for all financial activities of Pleasure Island, a $75 million nighttime entertainment district.

Item 6.  EXECUTIVE COMPENSATION.

         The following table sets forth information concerning compensation for services in all capacities by the Registrant and its subsidiaries for fiscal years ended March 31, 1997, 1998 and 1999 of those persons who were, at March 31, 1999, the Chief Executive Officer of the Registrant and other highly compensated executive officers and employees of Registrant.



                           SUMMARY COMPENSATION TABLE

                                    Annual Compensation                         Long-Term Compensation
                                                                                      Securities
Name and Principal                                   Other Annual                     Underlying
Position                     Year       Salary       Compensation(3)                 Options/SARs
------------------           ----       ------       ------------               ----------------------
Ross Tannenbaum,             1997         -                    -                                 -
CEO and Director             1998         -                    -                                 -
                             1999     46,875(1)             4,000                                -

Joseph Casey, former         1997     120,000               6,000                                -
Officer and Director         1998     120,000               6,000                                -
                             1999     120,000               6,000                            500,000

John Walrod, Vice            1997         -                   -                                  -
President                    1998      21,846(2)              -                                  -
                             1999     120,000                 -                              200,000

-------------

          (1) Mr. Tannenbaum's employment with Registrant commenced on November 10, 1998.
          (2) Mr. Walrod's employment with Registrant commenced on January 27, 1998.
          (3)  Other Annual Compensation represents automobile allowances.

         Registrant and Ross Tannenbaum entered into an Employment Agreement on November 10, 1998. Under the terms of that Agreement, Mr. Tannenbaum is employed for a five year period at a base salary rate of $250,000 per year subject to certain adjustments based on Registrant's financial performance. Mr. Tannenbaum also receives certain benefits including car allowance and insurance. The Employment Agreement may be terminated for cause prior to expiration of its full term.

         Registrant and Mark Viner entered into an Employment Agreement on September 4, 1998. Under the terms of that Agreement, Mr. Viner is employed for a three year period at a base salary rate of $108,000 per year with minimum eight percent per year increases. Mr. Viner received an incentive bonus in 1998 pursuant to the terms of the Agreement and was issued options to purchase

250,000 shares of Registrant's common stock at an exercise price of $0.4375 per share, the closing price of the common stock at the date of the Agreement. The options are conditioned upon continued employment by Registrant of Mr. Viner and vest 1/3 per year beginning on the first anniversary of his Employment Agreement. Mr. Viner also receives certain benefits including car allowance and insurance. The Employment Agreement may be terminated for cause prior to expiration of its full term.


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                     Number of                 % of Total
                    Securities                Options/SARs
                    Underlying                 Granted to              Exercise or
                    Options/SARs              Employees in             Base Price           Expiration
Name (1)            Granted (#)                Fiscal Year            ($ / Share)             Date
-------             ------------             --------------            -----------          ----------
Joseph Casey            500,000                    53%                    $ 0.44             09/25/03

Mark Viner              250,000                    26%                    $ 0.44             10/01/01

John Walrod             200,000                    21%                    $ 0.19             01/01/02


(1) All options were issued pursuant to terms provided for in employment agreements at the fair market value at the date of grants.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         From October 1997 to November 1998, Registrant borrowed a total of $522,000 from Signature, Inc., a corporation owned by the children of Sam D. Battistone, Chairman of Registrant. Registrant repaid that indebtedness plus interest in November 1998 by issuing 2,275,000 shares (at $0.20 per share) of its common stock to Signature, Inc. plus cash payments totaling $90,000.

         In July 1998, Registrant borrowed $200,000 from J. Roger Battistone, the brother of Sam D. Battistone. Registrant repaid the principal plus accrued interest in November 1998 by issuing 1,020,000 shares (at $0.20 per share) of its common stock to J. Roger Battistone.

         From April 1997 to July 1998, Registrant borrowed a total of $210,000 from Invest West Sports, Inc., a corporation owned by Sam D. Battistone. Registrant repaid all indebtedness to Invest West Sports, Inc. (including interest) during fiscal years 1998 and 1999.

         During the fiscal year ended March 31, 1999, Registrant borrowed $70,000 from Dreamstar, a corporation owned by Sam D. Battistone. During the same fiscal year, the Registrant repaid all principal and accrued interest owed Dreamstar by issuing to Dreamstar 460,000 shares (at $0.10 per share) of common stock and paying $25,000 in cash. The stock was trading at approximately $0.20 at the time of the exchange. The $46,000 discount was booked as compensation expense, and charged to a operational income during fiscal 1999.

         In November 1998, Dreamstar assumed an obligation of Registrant and Registrant was released of a $362,500 obligation Registrant owed to the National Basketball Association. In consideration for that assumption and release, Registrant issued to Dreamstar 3,625,000 shares (at $0.10 per share) of common stock. The stock was trading at approximately $0.20 at the time of the exchange. The $362,500 discount was booked as compensation expense, and charged to a operational income during fiscal 1999.

         Prior to five years ago, Registrant agreed to issue to Sam D. Battistone 5,000,000 shares of its common stock for $250,000 (at $0.05 per share). At that time, Battistone delivered $250,000 to Registrant but Registrant had insufficient authorized shares to issue and deliver those shares to Battistone. In March 1997, Registrant and Battistone determined to rescind the transaction and return $250,000 to Battistone. Upon return of those funds, Battistone purchased from Registrant for a total of $250,000, ten lithographs depicting the National Basketball Association's 50 greatest players.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company has authorized 100,000,000 shares of Common Stock, no par value per share, of which 40,148,500 shares of Common Stock are issued and outstanding as of March 31, 1999. All presently outstanding shares of the Company's Common Stock are validly issued, fully paid and non-assessable. The holders of Common Stock do not have any preemptive or other subscription rights.

         The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefore. It is highly unlikely that dividends will be paid by the Company in the foreseeable future on its Common Stock.

         Each outstanding share has one vote on each matter voted on at a shareholders' meeting.

         Neither Registrant's Articles of Incorporation nor its Bylaws are designed to delay, defer or prevent a change in control.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Registrant's common stock is listed on the OTC Bulletin Board, an electronic screen based market available to brokers on desk-top terminals. The high and low bids of Registrant's common stock for each quarter during fiscal years ended March 31, 1998 and 1999 and the three month period ended June 30, 1999 are as follows:


         Fiscal Year Ended March 31, 1998:           High Bid Price              Low Bid Price
                                                     --------------              -------------
                  First Quarter                            .35                         .21
                  Second Quarter                           .34375                      .20
                  Third Quarter                            .3125                       .23
                  Fourth Quarter                           .37                         .23

         Fiscal Year Ended March 31, 1999:

                  First Quarter                            .28                         .17
                  Second Quarter                           .8125                       .17
                  Third Quarter                            .4375                       .1875
                  Fourth Quarter                           .375                        .125

         Fiscal Year Ended March 31, 2000:

                  First Quarter                            .6875                       .34375

         On September 1, 1999, the high bid price was .375 and the low bid price was $.375 for Registrant's common stock.

         Such over-the-counter quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

         The records of Fidelity Transfer, Registrant's transfer agent, indicate that there are 328 registered owners of Registrant's common stock as of September 1, 1999.

         Registrant has paid no dividends in the past two fiscal years. Registrant has no intention of paying dividends in the future.

ITEM 2.  LEGAL PROCEEDINGS.

         None

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On March 10, 1999, Registrant dismissed Pritchett, Siler & Hardy, P.C. ("PSH") and on March 12, 1999 engaged Margolies, Fink and Wichrowski as its principal independent accountants. The change of independent accountants was approved by Registrant's Board of Directors. There were no disagreements with PSH on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure. PSH's audit reports of the past two years did not contain any adverse or disclaimed opinions, nor were the opinions qualified or modified as to uncertainty, audit scope or accounting principles.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, Registrant has sold the following securities without registration under the Securities Act of 1933. In each case, sales were made directly by the Registrant without the involvement of an underwriter. In each case Registrant relied upon the private placement exemption set out in Section 4(2) of the Securities Act of 1933 and there was no advertising or general solicitation. All purchasers were financially sophisticated individuals with substantial net worth and/or met the definition of "Accredited Investor" as set out in Regulation D promulgated pursuant to the Securities Act of 1933. All purchasers received information regarding Registrant and its financial condition and the opportunity to obtain additional information from and ask questions of representatives of Registrant. Each purchaser provided evidence of nondistributive intent and the transfer of shares was appropriately restricted by Registrant. As sales were not made pursuant to Regulation D, no Forms D were filed.


        Date of Sale                Title of Security              Amount Sold             Total Purchase Price
------------------------------------------------------------------------------------------------------------------
          June 1997                   Common Stock                50,000 shares                   $9,000
                                                                                             ($0.18 per share)

        December 1997                 Common Stock               1,450,000 shares       Exchange for all shares of
                                                                                             Dreams Franchise
                                                                                         Corporation not owned by
                                                                                                Registrant
                                                                                               ($700,000 at
                                                                                             $0.48 per share)


                                       21

       September 1998               Common Stock (1)             4,085,000 shares           Release of $46,000
                                                                                             indebtedness and
                                                                                         assumption of $362,500 of
                                                                                        debt owed by Registrant to
                                                                                           unrelated third party
                                                                                             ($0.10 per share)

        October 1998           Options to purchase shares         750,000 shares         Issued in connection with
                                   of Common Stock (2)                                     employment agreements
                                                                                           (issued for services)

        November 1998               Common Stock (3)            15,000,000 shares        Partial consideration for
                                                                                           all assets of Mounted
                                                                                              Memories, Inc.
                                                                                              ($1,500,000 at
                                                                                             $0.10 per share)

        November 1998             Warrants to Purchase          11,873,758 shares        Partial consideration for
                                    Common Stock (4)                                          loan by Sirrom

        November 1998               Common Stock (5)              25,000 shares          Fee For Subordination of
                                                                                                   Debt

        November 1998               Common Stock (5)             3,363,500 shares        Release of $672,700 debt
                                                                                           owed to affiliates of
                                                                                                Registrant
                                                                                             ($0.20 per share)

        November 1998               Common Stock (5)              375,000 shares         Issued in connection with
                                                                                            purchase of Mounted
                                                                                              Memories, Inc.
                                                                                                ($75,000 at
                                                                                             $0.20 per share)


                                       22

        November 1998               Common Stock (5)              800,000 shares                Release of
                                                                                               $160,000 debt
                                                                                             ($0.20 per share)

        January 1999           Options to purchase shares         200,000 shares         Issued in connection with
                                   of Common Stock (2)                                     employment agreement
                                                                                           (issued for services)

--------------------------

         (1) Consideration paid by and all shares issued to corporation owned and controlled by Sam D. Battistone, Chairman of Registrant.

         (2) Issued to one officer, one employee and one former officer of Registrant in connection with employment agreements.

         (3) Issued to three shareholders of Mounted Memories, Inc. in connection with acquisition of Mounted Memories, Inc.

         (4) Issued to Sirrom as partial consideration for loan to acquire assets of Mounted Memories, Inc.

         (5) Issued in connection with acquisition of Mounted Memories assets.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The following are the statutory, Articles of Incorporation, and Bylaw provisions or other arrangements that insure or indemnify controlling persons, directors or officers of the Registrant or affects his or her liability in that capacity.

         The Registrant's Articles of Incorporation provide the following:

         ARTICLE V - INDEMNIFICATION AND LIMITATION OF LIABILITY

         This corporation shall indemnify all officers, directors and agents to the fullest extent permitted by law.

         To the fullest extent permitted by the Utah Revised Business Corporation Act or any other applicable law as now in effect or as it may hereafter be amended, directors of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken or any failure to take any action as a director.

         Neither any amendment nor repeal of this resolution, or the adoption of any provision of the Articles of Incorporation of this corporation inconsistent with this resolution, shall eliminate or reduce the effect of this resolution in respect of any matter occurring, or any cause of action, suit or claim that, but for this resolution, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

         The Registrant's Bylaws provide the following:

         ARTICLE VIII - INDEMNIFICATION

         SECTION 1. INDEMNIFICATION. No officer or director shall be personally liable for any obligations of the corporation or for any duties or obligations arising out of any acts or conduct of said officer or director performed for or on behalf of the corporation. The corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time as a director or officer of the corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a director or officer of the corporation, or by reason of any action alleged to have been heretofore or hereafter taken or omitted to have been taken by him as such director or officer, and shall reimburse any such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; PROVIDED that the corporation shall have the power to defend such person from all suits or claims as provided for under the provisions of the Utah Business Corporation Act; PROVIDED FURTHER, however, that no such person shall be indemnified against, or be reimbursed for, or be defended against any expense or liability incurred in connection with any claim or action arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the corporation to indemnify or reimburse such person in any proper case, event though not specifically provided for herein or otherwise permitted. The corporation, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

         SECTION 2. OTHER INDEMNIFICATION. The indemnification herein provided shall not be deemed exclusive of any other right to indemnification to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action taken in his official capacity and as to action taken in an other capacity while holding such office. It is the intent hereof that all officers and directors be and hereby are indemnified to the fullest extent permitted by the laws of the State of Utah and these Bylaws. The indemnification herein provided shall continue as to any person who has ceased to be a director, officer or employee, and shall inure to the benefits of the heirs, estate and personal representative of any such person.

         SECTION 3. INSURANCE. The board of Directors may, in its discretion, direct that the corporation purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against liability under the provision of this section.

         SECTION 4. SETTLEMENT BY CORPORATION. The right of any person to be indemnified shall be subject always to the right of the corporation by the Board of Directors, in lieu of such indemnify, to settle any claim, action, suit or proceeding at the expense of the corporation by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

         The Utah Revised Business Corporation Act provides as follows:

16-10a-840.       General Standards of Conduct for Directors and Officers.

         (1) Each Director shall discharge his duties as a Director, including duties as a member of a committee, and each officer with discretionary authority shall discharge his duties under that authority:

                  (a) in good faith;

                  (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

                  (c) in a manner the Director or officer reasonably believes to be in the best interests of the corporation.

         (2) In discharging his duties, a Director or officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by:

                  (a) one or more officers or employees of the corporation whom the Director or officer reasonably believes to be reliable and competent in the matters presented;

                  (b) legal counsel, public accountants, or other persons as to matters the Director or officer reasonably believes are within the person's professional or expert competence; or

                  (c) in the case of a Director, a committee of the board of Directors of which he is not a member, if the Director reasonably believes the committee merits confidence.

         (3) A Director or officer is not acting in good faith if he has knowledge concerning the matter in question that makes reliance otherwise permitted by Subsection (2) unwarranted.

         (4) A Director or officer is not liable to the corporation, its shareholders, or any conservator or receiver, or any assignee or successor-in-interest thereof, for any action taken, or any failure to take any action, as an officer or Director, as the case may be, unless:

                  (a) the Director or officer has breached or failed to perform the duties of the office in compliance with this section; and

                  (b) the breach or failure to perform constitutes gross negligence, willful misconduct, or intentional infliction of harm on the corporation or the shareholders.

6-10a-841.    Limitation of Liability of Directors.

         (1) Without limiting the generality of Subsection 16-10a-840(4), if so provided in the articles of incorporation or in the bylaws or a resolution to the extent permitted in Subsection (3), a corporation may eliminate or limit the liability of a Director to the corporation or to its shareholders for monetary damages for any action taken or any failure to take any action as a Director, except liability for:

              (a) the amount of a financial benefit received by a Director to which he is not entitled;

              (b) an intentional infliction of harm on the corporation or the shareholders;

              (c) a violation of Section 16-10a-842; or

              (d) an intentional violation of criminal law.

         (2) No provision authorized under this section may eliminate or limit the liability of a Director for any act or omission occurring prior to the date when the provision becomes effective.

         (3) Any provision authorized under this section to be included in the articles of incorporation may also be adopted in the bylaws or by resolution, but only if the provision is approved by the same percentage of shareholders of each voting group as would be required to approve an amendment to the articles of incorporation including the provision.

         (4) Any foreign corporation authorized to transact business in this state, including any federally chartered depository institution authorized under federal law to transact business in this state, may adopt any provision authorized under this section.

         (5) With respect to a corporation that is a depository institution regulated by the Department of Financial Institutions or by an agency of the federal government, any provision authorized under this section may include the elimination or limitation of the personal liability of a Director or officer to the corporation's members or depositors.

6-10a-842.        Liability of Directors for Unlawful Distributions.

         (1) A Director who votes for or assents to a distribution made in violation of Section 16- 0a-640 or the articles of incorporation is personally liable to the corporation for the amount of the distribution that exceeds what could have been distributed without violating Section 16-10a-640 or the articles of incorporation, if it is established that the Director's duties were not performed in compliance with Section 16-10a-840. In any proceeding commenced under this section, a Director has all of the defenses ordinarily available to a Director.

         (2) A Director held liable under Subsection (1) for an unlawful distribution is entitled to contribution:

                  (a) from every other Director who could be held liable under Subsection (1) for the unlawful distribution; and

                  (b) from each shareholder, who accepted the distribution knowing the distribution was made in violation of Section 16-10a-640 or the articles of incorporation, the amount of the contribution from each shareholder being the amount of the distribution to the shareholder multiplied by the percentage of the amount of distribution to all shareholders that exceeded what could have been distributed to shareholders without violating Section 16-10a-640 or the articles of incorporation.

         (3) A proceeding under this section is barred unless it is commenced within two years after the date on which the effect of the distribution is measured under Subsection 16-10a-640(5) or (7).

16-10a-902.       Authority to Indemnify Directors.

         (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a Director, against liability incurred in the proceeding if:

                  (a) his conduct was in good faith; and

                  (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

                  (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

         (2) A Director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

         (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the Director did not meet the standard of conduct described in this section.

         (4) A corporation may not indemnify a Director under this section:

                  (a) in connection with a proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation; or

                  (b) in connection with any other proceeding charging that the Director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

         (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

16-10a-903.  Mandatory Indemnification of Directors.

         Unless limited by its articles of incorporation, a corporation shall indemnify a Director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a Director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

16-10a-904.  Advance of Expenses for Directors.

         (1) A corporation may pay for or reimburse the reasonable expenses incurred by a Director who is a party to a proceeding in advance of final disposition of the proceeding if:

             (a) the Director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 16-10a-902;

             (b) the Director furnishes to the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and

             (c) a determination is made that the facts then known to those making the determination would not preclude indemnification under this part.

         (2) The undertaking required by Subsection (1)(b) must be an unlimited general obligation of the Director but need not be secured and may be accepted without reference to financial ability to make repayment.

         (3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 16-10a-906.

16-10a-905.       Court-Ordered Indemnification of Directors.

         Unless a corporation's articles of incorporation provide otherwise, a Director of the corporation who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

         (1) if the court determines that the Director is entitled to mandatory indemnification under Section 16-10a-903, the court shall order indemnification, in which case the court shall also order the corporation to pay the Director's reasonable expenses incurred to obtain court-ordered indemnification; and

         (2) if the court determines that the Director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the Director met the applicable standard of conduct set forth in Section 16-10a-902 or was adjudged liable as described in Subsection 16-10a-902(4), the court may order indemnification as the court determines to be proper, except that the indemnification with respect to any proceeding in which liability has been adjudged in the circumstances described in Subsection 16-10a-902(4) is limited to reasonable expenses incurred.

16-10a-906.  Determination and Authorization of Indemnification of Directors.

         (1) A corporation may not indemnify a Director under Section 16-10a-902 unless authorized and a determination has been made in the specific case that indemnification of the Director is permissible in the circumstances because the Director has met the applicable standard of conduct set forth in Section 16-10a-902. A corporation may not advance expenses to a Director under Section 16-10a-904 unless authorized in the specific case after the written affirmation and undertaking required by Subsections 16-10a-904(1)(a) and (b) are received and the determination required by Subsection 16-10a-904(1)(c) has been made.

         (2) The determinations required by Subsection (1) shall be made:

                  (a) by the board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those Directors not parties to the proceeding shall be counted in satisfying the quorum; or

                  (b) if a quorum cannot be obtained as contemplated in Subsection (2)(a), by a majority vote of a committee of the board of Directors designated by the board of Directors, which committee shall consist of two or more Directors not parties to the proceeding, except that Directors who are parties to the proceeding may participate in the designation of Directors for the committee;

                  (c) by special legal counsel:

                           (i) selected by the board of Directors or its
                  committee in the manner prescribed in Subsection (a) or (b);
                  or

                           (ii) if a quorum of the board of Directors cannot be
                  obtained under Subsection (a) and a committee cannot be designated under Subsection (b), selected by a majority vote of the full board of Directors, in which selection Directors who are parties to the proceeding may participate.

                  (d) by the shareholders, by a majority of the votes entitled to be cast by holders of qualified shares present in person or by proxy at a meeting.

         (3) A majority of the votes entitled to be cast by the holders of all qualified shares constitutes a quorum for purposes of action that complies with this section. Shareholders' action that otherwise complies with this section is not affected by the presence of holders, or the voting, of shares that are not qualified shares.

         (4) Unless authorization is required by the bylaws, authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible. However, if the determination that indemnification or advance of expenses is permissible is made by special legal counsel, authorization of indemnification and advance of expenses shall be made by a body entitled under Subsection (2)(c) to select legal counsel.

16-10a-907.  Indemnification of Officers, Employees, Fiduciaries, and Agents.

         Unless a corporation's articles of incorporation provide otherwise:

         (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a Director;

         (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a Director; and

         (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a Director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of Directors, or contract.

16-10a-908.  Insurance.

         A corporation may purchase and maintain liability insurance on behalf of a person who is or was a Director, officer, employee, fiduciary, or agent of the corporation, or who, while serving as a Director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a Director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by him in that capacity or arising from his status as a Director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify him against the same liability under Section 16-10a-902, 16-10a-903, or 16-10a-907. Insurance may be procured from any insurance company designated by the board of Directors, whether the insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

16-10a-909.       Limitations on Indemnification of Directors.

         (1) A provision treating a corporation's indemnification of, or advance for expenses to, Directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of Directors, or in a contract (except an insurance policy) or otherwise, is valid only if and to the extent the provision is not inconsistent with this part. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

         (2) This part does not limit a corporation's power to pay or reimburse expenses incurred by a Director in connection with the Director's appearance as a witness in a proceeding at a time when the Director has not been made a named defendant or respondent to the proceeding.

         Registrant does not carry errors and omissions insurance covering its officers, Directors or control persons.

                                    PART F/S
                              FINANCIAL STATEMENTS


                                TABLE OF CONTENTS

                                                                                                 PAGE
         DREAMS, INC.

         INDEPENDENT AUDITORS' REPORTS                                                           F/S-1

         CONSOLIDATED FINANCIAL STATEMENTS:

                  Consolidated Balance Sheet                                                     F/S-3

                  Consolidated Statements of Income                                              F/S-4

                  Consolidated Statements of Stockholders' Equity                                F/S-6

                  Consolidated Statements of Cash Flows                                          F/S-7

                  Notes to Consolidated Financial Statements                                     F/S-9

          MOUNTED MEMORIES, INC.

          INDEPENDENT AUDITORS' REPORTS                                                          F/S-28

          FINANCIAL STATEMENTS:

                  Statements of Income                                                           F/S-29

                  Statements of Cash Flows                                                       F/S-30

                  Notes to Financial Statements                                                  F/S-31

          PRO FORMA CONDENSED FINANCIAL STATEMENTS

          PRO FORMA CONDENSED STATEMENTS OF INCOME (UNAUDITED)                                   F/S-34

                           Part FS Table of Contents

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Dreams, Inc.

We have audited the accompanying consolidated balance sheet of Dreams, Inc. and subsidiaries as of March 31, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dreams, Inc. and subsidiaries as of March 31, 1999 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                  /s/

Margolies, Fink and Wichrowski
Certified Public Accountants
Pompano Beach, Florida


June 23, 1999


                                 Part FS Page 1

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
DREAMS, INC.

We have audited the accompanying consolidated balance sheet of Dreams, Inc. at March 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Dreams, Inc. as of March 31, 1998, and the consolidated results of its operations and its cash flows for the year ended March 31, 1998, in conformity with generally accepted accounting principles.

                  /s/

June 1, 1998
Pritchett, Siler & Hardy, P.C.
Salt Lake City, Utah


                                 Part FS Page 2

DREAMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT EARNING PER SHARE AMOUNTS)


                                                             (Unaudited)
                                                               June 30,          March 31,       March 31,
                                                                 1999             1999             1998
         ASSETS
         -------                                              ----------         ---------       -----------
CURRENT ASSETS:
         Cash and cash equivalents                               $  346          $  425          $   87
         Restricted cash                                            374             415               2
         Accounts receivable, net                                 1,144           1,369              11
         Inventories                                              2,890           2,799             139
         Prepaid expenses and deposits                              137              34              50
         Due from related party                                       -               -               2
         Notes receivable                                            19              19               5
                                                                  -----           -----           -----
              Total current assets                                4,910           5,061             296

PROPERTY AND EQUIPMENT, NET                                         130             119               -

INTANGIBLE ASSETS, NET                                            2,415           2,446               -

DEFERRED LOAN COSTS, NET                                            260             275               -

DEBT ISSUANCE COSTS, NET                                            423             437               -
                                                                  -----           -----           -----
TOTAL ASSETS                                                     $8,138          $8,338          $  296
                                                                 ------          ------          ------
                                                                 ------          ------          ------

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
         ----------------------------------------------
CURRENT LIABILITIES:
         Accounts payable                                        $  502          $  883          $  149
         Accrued liabilities                                        782             865             655
         Current portion of long-term debt                            -               -              25
         Notes payable, including $0, $0
                  and $91 to related parties                          -               -           1,087
         Payable to restricted cash                                   -               -             218
         Deferred franchise fees                                     90             128             105
         Net liabilities of discontinued
                  restaurant segment                                  -               -             268
                                                                 ------          ------          ------
              Total current liabilities                           1,374           1,876           2,507

LONG-TERM DEBT, LESS CURRENT PORTION                              3,443           3,443             402

DETACHABLE STOCK WARRANTS                                           300             300               -
                                                                 ------          ------          ------
TOTAL LIABILITIES                                                 5,117           5,619           2,909
                                                                 ------          ------          ------
COMMITMENTS AND CONTINGENCIES                                         -               -               -


                                 Part FS Page 3

STOCKHOLDERS' EQUITY (DEFICIT):
         Common stock, $0.00, $0.00 and $0.05 par
         value; authorized 100,000,000, 100,000,000
         and 50,000,000 shares; 40,148,500,
         40,148,500 and 16,500,000 shares
         issued and outstanding                                 18,084             18,084                825
         Additional paid-in-capital                                  -                  -             12,530
         Accumulated deficit                                   (15,063)           (15,365)           (15,968)
                                                                ------             ------             ------
              Total stockholders' equity (deficit)               3,021              2,719             (2,613)
                                                                ------             ------             ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)           $ 8,138            $ 8,338            $   296
                                                                ------             ------             ------
                                                                ------             ------             ------

The accompanying notes are an integral part of these consolidated financial statements.


DREAMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)


                                                   THREE MONTHS ENDED (UNAUDITED)
                                                   ------------------------------
                                                      June 30,           June 30,               Fiscal                   Fiscal
                                                       1999                1998                  1999                      1998
                                                      --------           --------               ------                   ------
REVENUES:
         Retail / Wholesale                       $     2,578          $         19           $      5,515           $       595
         Franchise fees and royalties                     295                   207                  1,368                   882
         Other                                              3                     -                    161                    40
         Gain on purchase of minority interest              -                     -                      -                   386
         Gain on sale of property and equipment             -                     -                      -                     5
                                                  -----------          ------------           ------------           -----------
              Total revenues                            2,876                   226                  7,044                 1,908
                                                  -----------          ------------           ------------           -----------

EXPENSES:
         Cost of sales                                  1,564                     5                  3,064                   354
         Operating expenses                               229                   129                  1,244                   472
         General and administrative expenses              549                   230                  1,878                   811
         Depreciation and amortization                     66                     2                    126                    10
         Minority interest in earnings of
                  consolidated subsidiary                   -                     -                      -                     6
                                                  -----------          ------------           ------------           -----------
              Total expenses                            2,408                   366                  6,312                 1,653
                                                  -----------          ------------           ------------           -----------

INCOME (LOSS) FROM CONTINUING OPERATIONS
         BEFORE INTEREST AND TAXES                        468                  (140)                   732                   255
                                                  -----------          ------------           ------------           -----------

Interest, net                                             141                    52                    322                   127
                                                  -----------          ------------           ------------           -----------

INCOME (LOSS) FROM CONTINUING OPERATIONS
         BEFORE PROVISION FOR INCOME TAXES                327                  (192)                   410                   128

Current tax expense                                        25                     -                    416                     -
Deferred tax expense                                        -                     -                   (341)                    -
                                                  -----------          ------------           ------------           -----------

INCOME (LOSS) FROM CONTINUING OPERATIONS                  302                  (192)                   335                   128


                                 Part FS Page 4

DISCONTINUED OPERATIONS:
         Gain on disposal of restaurant segment             -                     -                    268                   190
         Gain on disposal of operations of
                  unconsolidated subsidiary                 -                     -                      -                   114
                                                  -----------          ------------           ------------           -----------
INCOME FROM DISCONTINUED OPERATIONS                         -                     -                    268                   304

NET INCOME (LOSS)                                 $       302          $       (192)          $        603           $       432
                                                  -----------          ------------           ------------           -----------
                                                  -----------          ------------           ------------           -----------
EARNINGS PER SHARE:

BASIC:
Income from continuing operations                 $      0.01          $      (0.01)          $       0.01           $      0.01
                                                  -----------          ------------           ------------           -----------
                                                  -----------          ------------           ------------           -----------
Net income                                        $      0.01          $      (0.01)          $       0.02           $      0.03
                                                  -----------          ------------           ------------           -----------
                                                  -----------          ------------           ------------           -----------
Weighted average shares outstanding                40,148,500            16,500,000             25,181,915            15,398,630
                                                  -----------          ------------           ------------           -----------
                                                  -----------          ------------           ------------           -----------
DILUTED:
Income from continuing operations                 $      0.01          $      (0.01)          $       0.01           $      0.01
                                                  -----------          ------------           ------------           -----------
                                                  -----------          ------------           ------------           -----------
Net income                                        $      0.01          $      (0.01)          $       0.02           $      0.03
                                                  -----------          ------------           ------------           -----------
                                                  -----------          ------------           ------------           -----------
Weighted average shares outstanding                40,148,500            16,500,000             25,181,915            15,398,630
                                                  -----------          ------------           ------------           -----------
                                                  -----------          ------------           ------------           -----------

The accompanying notes are an integral part of these consolidated financial statements.


                                 Part FS Page 5

DREAMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS, EXCEPT EARNING PER SHARE AMOUNTS)


                                                                                Additional                               Total
                                               Shares            Common            Paid-in        Accumulated         Stockholders'
                                            Outstanding           Stock            Capital            Deficit           Equity
                                            -----------          -------          -------        ------------         -------------
Balance at March 31, 1997                    15,000,000          $   750          $ 12,234       $    (16,400)          $ (3,416)

Issuance of 50,000 shares common
  stock for cash, December 1997, at
  $0.18 per share                                50,000                3                 6                  -                  9

Shares issued to acquire minority
  interest in subsidiary (See Note 9)         1,450,000               72               290                  -                362

Net income for the year ended
  March 31, 1998                                      -                -                 -                432                432
                                             ----------          -------          --------       ------------          -----------
Balance at March 31, 1998                    16,500,000          $   825          $ 12,530       $    (15,968)          $(2,613)

Shares issued in exchange of notes
  payable (See Note 9)                        8,248,500              412             1,237                  -              1,649

Shares issued to acquire assets of
  Mounted Memories, Inc. (See Note 3)        15,000,000              750             2,250                  -              3,000

Conversion of third party fees to equity        400,000               20                60                  -                 80

Elimination of par value                              -           16,077           (16,077)                 -                  -

Net income for the year ended
  March 31, 1999                                      -                -                 -                603                603
                                             ----------          -------          --------       ------------          -----------
Balance at March 31, 1999                    40,148,500          $18,084          $      -       $    (15,365)          $  2,719

Net income for the three months ended
  June 30, 1999                                       -                -                 -                302                302
                                             ----------          -------          --------       ------------          -----------
Balance at June 30, 1999 (unaudited)         40,148,500          $18,084          $      -       $    (15,063)          $  3,021
                                             ----------          -------          --------       ------------          -----------
                                             ----------          -------          --------       ------------          -----------

The accompanying notes are an integral part of these consolidated financial statements.


                                 Part FS Page 6

DREAMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)


                                                                    Three months ended (unaudited)
                                                                    ------------------------------
                                                                     June 30,         June 30,          Fiscal           Fiscal
                                                                       1999             1998             1999             1998
                                                                     --------        ---------         --------          -------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income                                                    $ 302           $(192)          $   603           $ 432
         Adjustments to reconcile net income to
         net cash provided by (used in) operating activities:
         Depreciation and amortization:
                  Property and equipment                                  10               2                35              10
                  Goodwill                                                31               -                52               -
                  Debt issuance and debt discount costs                   40               -                64               -
         Provision for losses on accounts
                  and notes receivable                                     -               -               211               -
         Gain on purchase of minority interest                             -               -                 -            (386)
         Gain on sale of property and equipment                            -               -                 -              (5)
         Gain on disposal of restaurant segment                            -               -              (268)           (190)
         Gain on disposal of operations
                  of unconsolidated subsidiary                             -               -                 -            (114)
         Change in assets and liabilities, net of effects
                  from acquisition of business:
                  (Increase) decrease in accounts receivable             225              (3)             (356)             25
                  (Increase) decrease in accounts
                           receivable - related party                      -               2                 2              (2)
                  (Increase) decrease in inventories                     (91)              6              (590)            106
                  (Increase) decrease in prepaid
                           expenses                                     (103)             (7)               83               6
                  Increase in notes receivable                             -               -               (14)            (77)
                  Increase (decrease) in accounts
                           payable                                      (381)             19               249             (33)
                  Increase (decrease) in accrued
                            liabilities                                  (83)             29               143            (212)
                  Increase (decrease) in deferred
                           franchise fees                                (38)             (2)               23             (30)
                  Decrease in net liabilities of
                           discontinued operations                         -               -                 -              (7)
                  Other                                                  (11)            (36)               52               -
                                                                     --------        ---------         --------          -------
         NET CASH PROVIDED BY (USED IN)
                  OPERATING ACTIVITIES                                   (99)           (182)              289            (477)
                                                                     --------        ---------         --------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase of Mounted Memories, Inc.,
                  net of cash acquired                                     -               -            (2,218)              -
         Purchase of property and equipment                              (21)              -               (24)             (8)
                                                                     --------        ---------         --------          -------
         NET CASH USED IN INVESTING ACTIVITIES                           (21)              -            (2,242)             (8)
                                                                     --------        ---------         --------          -------


                                       Part FS Page 7


                                                                    Three months ended (unaudited)
                                                                    ------------------------------
                                                                     June 30,         June 30,          Fiscal           Fiscal
                                                                       1999             1998             1999             1998
                                                                     --------        ---------         --------          -------


CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from notes payable                                       -             232               591             232
         Proceeds from long-term debt                                      -               -             3,000             368
         Payments on notes payable                                         -            (137)             (450)           (504)
         Financing costs capitalized                                       -               -              (437)              -
         Purchase of common stock                                          -               -                 -               8
         Minority interest                                                 -               -                 -               6
                                                                     --------        ---------         --------          -------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                         -              95             2,704             110
                                                                     --------        ---------         --------          -------
NET INCREASE (DECREASE) IN CASH, CASH
         EQUIVALENTS AND RESTRICTED CASH                               $(120)          $ (87)          $   751           $(375)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH
         AT BEGINNING OF PERIOD                                          840              89                89             464
                                                                     --------        ---------         --------          -------
CASH, CASH EQUIVALENTS AND RESTRICTED CASH
         AT END OF PERIOD                                              $ 720           $   2           $   840           $  89
                                                                     --------        ---------         --------          -------
                                                                     --------        ---------         --------          -------

The accompanying notes are an integral part of these consolidated financial statements.


                                 Part FS Page 8

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

1.       NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS
         Dreams, Inc. (the "Company") operates through its wholly-owned subsidiary, Dreams Franchise Corporation ("DFC") and through Dreams Entertainment, Inc. ("DEI") and Dreams Products, Inc. ("DPI"), wholly-owned subsidiaries of DFC. DFC is in the business of selling Field of Dreams retail store franchises and generates revenues through the sale of those franchises and continuing royalties. DEI was incorporated in fiscal 1999 and was inactive throughout fiscal 1999 and as of March 31, 1999. DPI is a wholesaler of sports memorabilia products and acrylic cases. DPI pays an annual fee to the National Football League which officially licenses DPI's football memorabilia products.

         BASIS OF PRESENTATION
         The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation. Results of operations of acquired companies accounted for as purchases are included from their respective dates of acquisition. The fiscal years ended March 31, 1999 and March 31, 1998 are herein referred to as "fiscal 1999" and "fiscal 1998", respectively.

         CASH AND CASH EQUIVALENTS
         Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of amounts held as bank deposits.

         RESTRICTED CASH
         Field of Dreams franchisees pay advertising royalties to DFC to be used for designated franchise advertising and promotional activities. These restricted funds are held by the Company. Restricted cash relating to advertising royalties paid by franchisees was $90 and $2 at March 31, 1999 and 1998, respectively. The Company also had $325 restricted as to use at March 31, 1999 relating to an acquisition (see Note 3).

         ACCOUNTS RECEIVABLE
         The Company's accounts receivable principally result from uncollected royalties and advertising royalties from Field of Dreams franchisees and from credit sales to third-party customers.

         RETAIL AND WHOLESALE REVENUES
         Retail and wholesale revenues are recognized as the products are sold and shipped to customers. DPI had wholesale sales to Field of Dreams franchises of $755 and $0 in fiscal 1999 and 1998, respectively.


                                 Part FS Page 9

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         FRANCHISE FEE AND ROYALTY REVENUES
         Revenues from the sale of franchises are deferred until the Company fulfills its obligations under the franchise agreement and the franchised unit opens. The franchise agreements provide for continuing royalty fees based on a percentage of gross receipts.

         ADVERTISING AND PROMOTIONAL
         COSTS All advertising and promotional costs associated with advertising and promoting the Company's lines of business are expensed in the period incurred.

         INVENTORIES
         Inventories, consisting primarily of sports memorabilia products and acrylic cases, are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for both raw materials and finished goods.

         PROPERTY AND EQUIPMENT
         Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the lease period or the estimated useful life of the improvements, whichever is less.

         Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains and losses are credited or charged to earnings upon disposition.

         INTANGIBLE ASSETS
         The excess of cost over the fair value of net assets of purchased companies (goodwill) is being amortized by the straight-line method over 20 years. As of March 31, 1999, unamortized goodwill was $487, net of accumulated amortization of $10. Trademarks acquired are also being amortized by the straight-line method over 20 years. As of March 31, 1999, unamortized trademarks were $1.9 million, net of accumulated amortization of $42. Goodwill and other intangibles are reassessed annually to determine whether any potential impairment exists.

         Costs relating to the issuance of debt are capitalized and amortized over the term of the related debt. As of March 31, 1999, the unamortized debt issuance costs were $437, net of accumulated amortization of $40.

         IMPAIRMENT OF LONG-LIVED ASSETS
         In the event that facts and circumstances indicate that the carrying value of long-lived assets, including associated intangibles, may be impaired, an evaluation of recoverability is


                                Part FS Page 10

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated their fair values because of the short maturity of these instruments. The fair value of the Company's notes payable and long-term debt is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At March 31, 1999 and 1998, the aggregate fair value of the Company's notes payable and long-term debt approximated its carrying value.

         INCOME TAXES
         The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method with SFAS No. 109, deferred income taxes are required for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

         NET INCOME PER SHARE
         During fiscal 1998, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires companies to present basic earnings per share ("EPS") and diluted EPS, instead of the primary and fully diluted EPS presentations that were formerly required by the Accounting Principles Board Opinion No. 15, "Earnings Per Share". Basic EPS is computed by dividing net income available to common stockholders by the weighted average of common shares outstanding during the period. Dilutive earnings per share was not presented, as its effect was not material to the financial statements for fiscal years presented. When applicable, the Company's diluted EPS will include the dilutive effect of potential stock options and certain warrant exercises, calculated using the treasury stock method.

         STOCK BASED COMPENSATION
         Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation", is effective for fiscal years beginning after December 15, 1995. Statement No. 123 provides companies with a choice to follow the provisions of No. 123 in determination of stock based compensation expense or to continue with the provisions of


                                Part FS PAGE 11

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         APB 25, "Accounting for Stock Issued to Employees". The Company will continue to follow APB 25 and will provide proforma disclosure as required by Statement No. 123 in the notes to the consolidated financial statements.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates are used when accounting for uncollectable accounts receivable, inventory obsolescence, depreciation, taxes, contingencies, among others. Actual results could differ from those estimated by management and changes in such estimates may affect amounts reported in future periods.

         RECLASSIFICATION
         Certain items previously reported in specific financial statement captions have been reclassified to conform with the fiscal 1999 presentation.

2.       CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable arising from its normal business activities.

         Franchisee receivables subject the Company to credit risk. The Company's franchisee receivables are derived primarily from royalties on franchisee sales, sales of merchandise to franchisees and the reimbursement of various costs incurred on behalf of franchisees.

         Regarding retail accounts receivable, the Company believes that credit risk is limited due to the large number of entities comprising the Company's customer base and the diversified industries in which the Company operates. The Company performs certain credit evaluation procedures and does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of customers, establishes an allowance for uncollectable accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. The Company had a consolidated allowance for doubtful accounts at March 31, 1999 of approximately $211. The Company believes any credit risk beyond this amount would be negligible.

                                Part FS PAGE 12

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)


3.       BUSINESS COMBINATION

         During November 1998, DPI acquired all of the assets of Mounted Memories, Inc. ("MMI"), a wholesaler of sports memorabilia products and acrylic cases. The aggregate consideration paid was $5.3 million, consisting of cash in the amount of $2.3 million and the issuance of 15,000,000 shares of Dreams, Inc. common stock, which was trading at approximately $0.20 at the date of the transaction. The purchase price was financed through the issuance of a long-term note of $3.0 million (see Note 8). The acquisition was accounted for as a purchase and, accordingly, MMI's results are included in the consolidated financial statements since the date of acquisition. The aggregate of the net assets acquired was approximately $2.8 million, which was allocated based on the fair values of the assets and liabilities acquired at the date of acquisition. The excess of purchase price ($5.3 million) over net assets acquired of $2.5 million has been allocated to goodwill ($498) and $2.0 million to trademarks. These amounts will be amortized on the straight-line basis over 20 years. Liabilities of $552 were assumed in connection with the acquisition, consisting primarily of accounts payable and accrued liabilities.

         As of March 31, 1999, $325 of the loan proceeds was being held by an escrow agent of the lender until certain criteria have been met. The criteria relates to Dreams, Inc.'s payment, or creditor's acceptance of a plan for payment, of liabilities for certain state income taxes, penalties and interest (see Note 10). Upon these conditions being met, the funds in escrow will be released to the shareholders of MMI to be used to pay its tax liability attributable to MMI's operations from January 1, 1998 through the date of acquisition, and the Company will accordingly adjust goodwill. If the conditions are not met, the funds must be returned to the lender. Since the conditions for release have not been met as of March 31, 1999, the Company appropriately categorized the escrowed funds as restricted cash on the balance sheet.

         The following unaudited proforma information has been prepared assuming MMI had been acquired as of the beginning of the periods presented. The proforma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of those dates. In addition, the proforma information is not intended to be a projection of future results and does not reflect synergies expected to result from the integration of MMI and the Company's operations.


                                Part FS PAGE 13

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)



                      PROFORMA INFORMATION (UNAUDITED)
                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                      YEARS ENDED MARCH 31                             1999             1998
                      --------------------                             ----             ----

             Sales and other income                                 $12,446          $9,334
             Net income from continuing operations                      575             220
             Earnings per share from continuing operations          $  0.01          $ 0.01

4.       INVENTORIES

         The components of inventories are as follows:


                                                             (Unaudited)
                                                                June 30,            March 31,        March 31,
                                                                  1999               1999             1998
                                                              ----------         -----------        ----------
                       Memorabilia products                     $ 2,298           $ 2,199           $139
                       Licensed products                            391               370              -
                       Acrylic cases and raw materials              276               305              -
                                                                -------           -------           ----
                                                                  2,965             2,874            139
                       Less reserve for obsolescence                (75)              (75)             -
                                                                -------           -------           ----
                                                                $ 2,890           $ 2,799           $139
                                                                -------           -------           ----


5.       PROPERTY AND EQUIPMENT

         The components of property and equipment as of March 31 are as follows:



                                                                      1999            1998
                                                                     ------          ------

                               Leasehold improvements                 $  23           $ 20
                               Machinery and equipment                   71              -
                               Office and other equipment               232             47
                               Transportation equipment                  47              -
                                                                      -----           ----
                                                                        373             67
                               Less accumulated depreciation
                               and amortization                        (254)           (67)
                                                                      -----           ----
                                                                      $ 119       $      -
                                                                      -----           ----

         During the year ended March 31, 1998 the Company wrote down the remaining property and equipment in connection with the purchase of the minority interest (see Note 9).


                                Part FS PAGE 14

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)



6.       ACCRUED LIABILITIES


         Accrued liabilities consisted of the following at March 31:

                                                                  1999          1998
                                                                  ----          ----
                   Payroll costs (including commissions)          $ 99          $ 25
                   Interest                                         35            15
                   Rent                                              -            50
                   Sales taxes                                       9             -
                   Income taxes, penalties and interest
                           (see Note 10)                           491           425
                   Other                                           231           140
                                                                  ----          ----
                                                                  $865          $655
                                                                  ----          ----
                                                                  ----          ----

7.       NOTES PAYABLE

         Notes payable consisted of the following at March 31:


                                                                                     1999              1998
                                                                                     ----              ----
               Notes payable to a related party (company owned
                 by major shareholder), interest at 12%, due on
                 demand, unsecured                                                $     -          $   91

               Various notes payable to others, interest ranging to
                 24 percent, due on demand, unsecured                                   -               3

               Notes payable to franchisee at a rate of 12 percent
                 interest, convertible into DFC common stock at $1.50 per
                 share, principal and interest due March 1,
                 1998, unsecured                                                        -              25

               Note payable to bank, interest at variable rate equal to
                 1.5% percent over index rate, principal and interest
                 payments due April 1998                                                -             149

               Note payable to vendor, interest at 18%, principal and
                 interest payment of $1 due May 1998                                    -               1

                                Part FS Page 15

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

               Note payable to NBA Legends Foundation for inventory
                 financing, payments based on sales with minimum payments
                 of no less than $125 per quarter beginning
                 July 15, 1997 until January 15, 1998 at which time
                 payments shall be no less than $250                                    -             363

               Unsecured demand notes payable to an individual,
                 interest at 12%                                                        -             305

               Six $25 unsecured demand notes payable to four
                 individuals, loans bear a flat rate of interest of $5
                 per note                                                               -             150
                                                                                   ------          ------
                                                                                $       -          $1,087
                                                                                   ------          ------


               In July 1998, the Company borrowed $200 at a rate of 12% interest from the brother of the Company's Chairman. The Company repaid the principal and accrued interest of $4 through the issuance of 1,020,000 shares of its common stock in November 1998. The stock was trading at approximately $0.20 at the time of the exchange.

               In November 1998, Dreamstar, a corporation owned by the Company's Chairman, assumed the Company's obligation of $363 owed to the NBA Legends Foundation. In consideration for that assumption and release, the Company issued Dreamstar 3,625,000 shares of common stock. The stock was trading at approximately $0.20 at the time of the exchange. The preferential distribution of $363 was booked as compensation expense, and charged to operational income during fiscal 1999.

               In addition, Dreamstar loaned the Company $70, at a rate of 12% interest, during fiscal 1999. As of November 1998, the Company owed Dreamstar $46, net of repayments and accrued interest of $1. The Company paid this obligation in November 1998 by issuing 460,000 shares of its common stock. The stock was trading at approximately $0.20 at the time of the exchange. The preferential distribution of $46 was booked as compensation expense, and charged to operational income during fiscal 1999.

               In November 1998, the Company exchanged its remaining notes payable for 3,143,500 of its common shares. The total amount of remaining notes payable at the time of the exchange was $629, net of repayments and accrued interest of $32. The stock was trading at approximately $0.20 at the time of the exchange.

                                Part FS Page 16

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

8.       LONG-TERM DEBT


                      Long-term debt consists of the following at March 31:


                                                                                    1999     1998
         Note payable to a lending institution at 14% interest, with monthly interest only payments of $35 through November 2003. Principal balance of $3.0 million due November 2003. Secured by all of the assets of the Company and Company stock pledged by the Company's
           Chairman, President and other key employees, family members and associated persons
           and entities.                                                            $3,000   $   -

         Note payable to an individual at 12% interest, with monthly interest only payments of $4 through November 2007. Secured through a personal guarantee of the Company's Chairman and is
           subordinate to the 14% note described above                                 443      427
                                                                                    ------    -----
                                                                                     3,443      427
         Less current portion                                                           (-)     (25)
                                                                                    ------   ------
                                                                                    $3,443    $ 402
                                                                                    ------   ------

         Future maturities of long-term debt are summarized as follows:


                             FISCAL YEAR
                                 2000     $    -
                                 2001          -
                                 2002          -
                                 2003          -
                                 2004      3,000

                             Thereafter      443
                                          ------
                                          $3,443

9.       STOCKHOLDERS' EQUITY

         On January 14, 1999 the stockholders of the Company approved a resolution which amended the Company's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 50,000,000 shares, par value $0.05, to 100,000,000 shares, of no par value common stock. As a result of this amendment, the additional paid-in capital account has been combined with common stock as presented in the Consolidated Statements of Stockholders' Equity.


                                Part FS Page 17

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         COMMON STOCK
         During December 1997, the Company issued 50,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $9.

         During December 1997, the Company issued 1,450,000 common shares valued at $0.25 per share or $362 to purchase the 5,111,465 remaining minority shares of DFC. In connection with the purchase, the Company wrote down the value of all non-current assets including $18 in property and equipment, $72 in long-term notes receivable and $4 in other assets. This transaction resulted in the Company recognizing a one-time gain of $386 during fiscal 1998.

         During November 1998, the Company issued 400,000 shares of its previously authorized, but unissued common stock to third parties for services rendered. The value assigned to the issuance of these shares totaled $80. The stock was trading at approximately $0.20 per share at the time of the transaction.

         WARRANTS
         The Company granted the lending institution which loaned the Company $3.0 million in fiscal 1999 warrants to purchase approximately 6,658,000 of the Company's common stock. The number of shares which may be purchased pursuant to exercise of the warrants varies between a minimum of 14% and a maximum of 18.5% of the issued and outstanding shares. In connection with the issuance of the debt, $300 of the proceeds has been allocated to the detachable stock warrants. Upon surrender of a warrant, the holder is entitled to purchase one share of the Company's common stock for $0.01. The amount allocated to the warrants has been recorded as a liability as of March 31, 1999. The related deferred debt discount has been recorded and amortized to interest expense over the life of the loan. Amortization of debt discount of $25 has been included in interest expense for the year ended March 31, 1999. The warrants have anti-dilution rights, registration rights and co-sale rights. The warrants also have a "put" feature which entitles the lending institution to require the Company to purchase the warrants for their fair market value determined by an appraisal process. Payment of the "put" price may be paid by the Company by issuance to the lending institution of a promissory note with 10% interest per annum and 24 monthly payments of principal and interest.

         STOCK OPTIONS
         During fiscal 1999, the Company's Board of Directors adopted a stock option plan for certain employees and franchisees ("Optionees") whereby Optionees are granted the right to purchase shares of the Company's common stock at a price of 100% of the fair market value of the shares at the date of grant, 110% in the case of a holder of more than 10% of the Company's stock. The options generally vest over a three or five year period.

                                Part FS Page 18

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         Transactions and other information relating to the plan for fiscal 1999 are summarized as follows:

                                                      STOCK OPTIONS
                                                -------------------------------
                                                 SHARES        WTD. AVG.  PRICE
                                                ----------     ---------------
         Outstanding at April 1, 1998            -0-
            Granted                             950,000          $   .38
            Exercised                              -
                                                -------
         Outstanding at March 31, 1999          950,000          $   .38
                                                -------
                                                -------

The exercise prices of the stock options discussed below were the fair market value of the common stock on the date the options were granted.

         On August 25, 1998, the Company issued options to purchase 500,000 shares at $.4375 per share to a former employee, officer and director of the Company. The options expire on September 25, 2003 and 250,000 were exercisable upon issuance. The remaining 250,000 vest ratably over five years beginning on the first anniversary date of the grant.

         On September 4, 1998, the Company issued options to purchase 250,000 shares at $.4375 per share to an employee and officer of the Company. The options expire on October 1, 2001. The options vest ratably over three years beginning on the first anniversary date of the grant.

         On January 1, 1999, the Company issued options to purchase 200,000 shares at $.1875 per share to an employee of the Company. The options expire on January 1, 2002 and 100,000 were exercisable upon issuance. The remaining 100,000 vest on the first anniversary date of the grant.


                                Part FS Page 19

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

The following table summarizes information about all of the stock options outstanding at March 31, 1999:

                                           Outstanding options              Exercisable options
                                ---------------------------------------------------------------------
                                                Weighted
                                                 average
            Range of                             remaining     Weighted                   Weighted
        exercise prices         Shares         life (years)   avg. price    Shares       avg. price
        ---------------        --------        ------------   ----------    -------      ------------
          $ .15 - .25          200,000             2.75       $   .19       100,000          $   .19
            .26 - .50          750,000             3.83           .44       250,000              .44

----------------------------------------------------------------------------------------------------
          $ .15 - .50          950,000             3.61       $   .38       350,000          $   .37
        ---------------        --------        ---------      ----------    -------         --------
        ---------------        --------        ---------      ----------    -------         --------

For purposes of the following proforma disclosures, the weighted average fair value of each option has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in fiscal 1999: no dividend yield; volatility of 24%; risk-free interest rate of 6%; and an expected term of five years. The weighted average Black-Scholes value of options granted during fiscal 1999 was $.31 per option. Had compensation cost for the Company's fixed stock-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, the Company's pro forma net income and pro forma net income per share would have been as indicated below:



                                                        For the years ended March 31,
                                                            1999              1998
                                                     ---------------   --------------
         Net income -
                  As reported                        $           628   $           432
                                                     ---------------   ---------------
                                                     ---------------   ---------------
                  Pro forma                          $           630   $           432
                                                     ---------------   ---------------
                                                     ---------------   ---------------

         Basic income per share -
                  As reported                        $      .02        $      .03
                                                     ---------------   ---------------
                                                     ---------------   ---------------

                  Pro forma                          $      .02        $      .03
                                                     ---------------   ---------------
                                                     ---------------   ---------------

         Diluted income per share -
                  As reported                        $      .02        $      .03
                                                     ---------------   ---------------
                                                     ---------------   ---------------

                  Pro forma                          $      .02        $      .03
                                                     ---------------   ---------------
                                                     ---------------   ---------------


                                Part FS Page 20

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)


10.      INCOME TAXES

         The provision (benefit) for income taxes consisted of the following:

                                             1999              1998
                                             ----              ----
         Current:
              Federal tax expense           $ 341           $   -
              State tax expense                75               -

         Deferred:
               Federal tax expense          $(341)          $   -
              State tax expense                 -               -
                                            -----           -----
                                            $  75           $   -
                                            -----           -----

The Company's deferred tax balances consist of the following at March 31:


                                                                    1999              1998
                                                                    ----              ----
         Deferred tax assets:
              Net operating loss carryforward                     $ 1,608           $ 1,992
              Accelerated depreciation for book purposes             -                    5
              Accrued liabilities                                      54                73
              Deferred revenue                                         50                41
              Inventory capitalization adjustment                      15                -
              Allowance for doubtful accounts                          52                -
                                                                  ----------          -------
                                                                    1,779             2,111
         Deferred tax liability:
              Accelerated depreciation for tax purposes                (9)               -
                                                                  ----------          -------
                                                                    1,770             2,111
         Valuation allowance                                       (1,770)           (2,111)
                                                                  ----------          -------
                                                                  $    -            $    -
                                                                  ----------          -------

         SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At March 31, 1999, a valuation allowance for the full amount of the net deferred tax asset was recorded because of pre-1999 losses and uncertainties as to the amount of taxable income that would be generated in future years. The net change in the valuation allowance for the years ended March 31, 1999 and 1998 was $341 and $17, respectively.


                                Part FS Page 21

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         A reconciliation of the Company's effective tax rate compared to the statutory federal tax rate for the years ended March 31, 1999 and 1998 is as follows:


                                                                  1999             1998
                                                                  ----             ----
         Federal income taxes at statutory rate                    34%             34%
         State taxes, net of federal benefit                        6               5
         Gain on acquisition of minority interest                   -             (35)
         Valuation allowance                                      (52)             (4)
         Stock based compensation adjustment                       24              -
         Other                                                     (1)             -
                                                                 -----          -----
                                                                 $ 11%          $  - %
                                                                 -----          -----

         The Company at March 31, 1999 and 1998 has $415 and $425, respectively, owing to certain states for income taxes, penalties and fees, and interest. The amount has been accrued by the Company and is included in accrued liabilities (see Note 6).

         At March 31, 1999, the Company had available net operating loss carryforwards of approximately $4,728, which expire in various years beginning in 2007 through 2014.

         The Company closed operations of its B.B. O'Brien's sports bar ("BB's") during July 1995. Since operations have ceased, it is doubtful that these tax benefits will ever be realized. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carryforwards that could be utilized. BB's had pre-acquisition tax net operating loss carryforwards which arose prior to becoming a member of the consolidated group on November 1, 1990, which were available to offset future taxable income of BB's. The possible benefit to be recognized from the realization of these amounts has not been recorded, as there is no assurance as to their ultimate realization. The tax benefits, which may ultimately be realized, are limited to approximately $100 per year. BB's pre-acquisition tax net operating loss carryforwards total approximately $1,501, which expire in various years through 2005.

11.      COMMITMENTS AND CONTINGENCIES

         As of March 31, 1999, the Company leases office and warehouse space under operating leases in Florida (approximately 23,000 square feet) and Colorado (approximately 3,000 square feet). The leases for these two facilities expire in April 2003 and September 2002, respectively. Rent expense charged to operations for fiscal 1999 and fiscal 1998 was $118 and $29, respectively.


                                Part FS Page 22

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         The aggregate minimum annual lease payments under noncancellable operating leases are as follows:


                       FISCAL
                        2000                        $  208
                        2001                           206
                        2002                           204
                        2003                           212
                        2004                            17
                       Thereafter                        -
                                                    ------
  Total minimum lease commitments                   $  847
                                                    ------


         The Company has executed employment agreements with several of its key employees. The most significant agreement is with its President. This employment agreement, which expires in November 2003, calls for a salary of $250 per year and an annual car allowance of $10.

         The Company's Chairman does not have an employment agreement but can be compensated under terms set forth by the lending institution which lent the Company $3.0 million in fiscal 1999 (see Note 8). The Chairman does not receive a base salary. However, for fiscal years 2000 - 2003, the Company may make a bonus payment to the Chairman in the amount of $90 if the Company's audited earnings before interest, depreciation and amortization ("EBITDA") exceeds $1.5 million for such fiscal year. An additional $90 bonus payment may be made to the Chairman if EBITDA in such fiscal year exceeds $2.0 million.

         The Company's Chairman did not receive any salary or bonus payments in fiscal 1999.

12.      DISCONTINUED OPERATIONS OF RESTAURANTS CLOSED AND SOLD

         The Company was formerly engaged in the ownership and operation of family style restaurants and a sports cafe through Heidi's Holding Corporation ("HHC") (formerly known as Shari's Franchise Corporation ("SFC")) and B.B. O'Brien's, Inc. ("BB's"), respectively. These operations were discontinued with the sale of HHC and the related restaurants. During February and March 1996, the Company sold a majority of the family style restaurants owned by HHC to various third parties.

         Effective December 31, 1996, the Company sold the stock of HHC, which included the one remaining Heidi's restaurant to Battistone Financial Group, a related party, for the return of 2,000,000 shares of the Company's common stock. The gain on the sale of this stock totaling $631 was accounted for as an increase in additional paid-in capital during the year ended March 31, 1997.


                                Part FS Page 23

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         In July 1995, the Company closed its BB O'Brien's sports bar. All fixed assets and goodwill related to BB's were fully depreciated and amortized during the year ended March 31, 1995. At March 31, 1998, BB's had net liabilities owed to unrelated third parties of $268. The Company received an opinion during fiscal 1999 from independent counsel concluding that the statute of limitations for liability on these obligations had expired. Consequently, the Company eliminated these liabilities from its balance sheet and recognized the effect in discontinued operations in fiscal 1999.

13.      RELATED PARTY TRANSACTIONS

         The Company's Chairman often makes advances to the Company, which are non-interest bearing and payable upon demand. These net advances totaled $52 and $59 at March 31, 1999 and 1998, respectively, and have been included in accrued liabilities on the balance sheet for those respective dates.

         The Company had certain amounts payable and receivable to related parties for purchases of certain sports memorabilia merchandise. During the year ended March 31, 1998, the payable and receivable were combined leaving a receivable from the related parties for $2. This amount was repaid in fiscal 1999.

         During the years ended March 31, 1999 and 1998 a shareholder and officer of the Company through December 1998, loaned the Company $92 and $29, respectively, to pay for obligations of the Company. The fiscal 1998 loan included a flat rate of interest of $2. As of March 31, 1998, the fiscal 1998 loan and applicable interest was paid in full. The fiscal 1999 loans included interest at 12% per annum. The net amount due, including accrued interest of $1, at November 18, 1999 was $14 and was repaid through issuance of the Company's common stock at the market rate at the time of the exchange (see Note 7).

14.      DFC FRANCHISE INFORMATION

         DFC licenses the right to use the proprietary name Field of Dreams from Universal Studios Licensing, Inc. ("USL"), formerly known as Universal Merchandising, Inc. Pursuant to the license agreement, DFC pays USL one percent of each company-owned unit's gross sales, with a minimum annual royalty of $3 per store. DFC pays royalties of $5 for each new franchised unit opened and one percent of each franchised unit's gross sales. This $5 fee is not an advance against royalties. At March 31, 1999, DFC had 34 units owned by franchisees and had no company-owned units.

         Effective June 1, 1991, DFC has the right to use and display the Field of Dreams service mark in company-owned or franchised retail units located in the United States. It also provides for the non-exclusive right to affix the Field of Dreams trademark to approved


                                Part FS Page 24

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         licensed articles for resale. DFC also has certain rights of first refusal related to the use of the service mark outside the United States. There is an exception of the right to transfer this licensing agreement to Dreams, Inc. or to a newly incorporated majority-owned subsidiary of Dreams, Inc. within a six-month period; these licensing rights are non-transferable and non-assignable.

         The license agreement expires December 2000. The agreement may be renewed for additional five-year terms, provided that DFC is in compliance with all aspects of the agreement. If DFC fails to comply with the license requirements of the agreement, either during the initial term of during an option term, the agreement may be terminated USL. Termination of the license agreement would eliminate DFC's right to use the Field of Dreams service mark.

         On June 5, 1997, DFC received from USL a notice of termination of the USL License based upon an allegation of more than four material breaches within a period of eighteen (18) months. Subsequently, USL suspended the notice of termination as DFC and USL negotiated a settlement of and amendment to the License agreement. Effective September 1997, DFC and USL agreed that the USL License is in good standing. Under the terms of the settlement agreement, DFC was required to pay to USL $100 over a one year period and immediately pay all royalties due. The Company paid USL $75 in fiscal 1998 and the remaining $25 in fiscal 1999. The settlement agreement also modified the USL License to exclude USL properties and the surrounding five-mile radius (excluding large regional malls) from DFC's exclusive territory. DFC has the right of first refusal to the third-party retail sports memorabilia operation on the USL properties. Should DFC fail to meet its obligation under the settlement agreement, the USL license would again be in breach and subject to termination by USL.

         DFC may be precluded from offering franchises in certain states where USL may be deemed to be a franchisor under the laws of the applicable states. Accordingly, before offering franchises in said states, DFC shall notify USL of its intent, and USL must conclude that it will not be deemed a franchisor in those states, or the rights to sell franchises may be withheld.

         DFC is required to indemnify USL from certain losses and claims, including those based on defective products, violation of franchise law and other acts and omissions of DFC. DFC is required to maintain insurance coverage of $3 million per single incident. The coverage must name USL as an insured party. At March 31, 1999, DFC had the required insurance coverage.


                                Part FS Page 25

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         The Company has entered into a continuing guarantee agreement with USL, whereby the Company has guaranteed the full and prompt payment to USL of all amounts due under this agreement. Royalty expense for the years ended March 31, 1999 and 1998 was $189 and $126, respectively.

         DFC franchise activity is summarized as follows for the years ended March 31:


                                               1999         1998
                                               ----         ----
         In operation at year end               34          27
         Opened during the year                  8           7
         Closed during the year                  1           3
         Under development at year end           3           2

15.      SUPPLEMENTAL CASH FLOW INFORMATION

         Cash paid for interest during fiscal 1999 and 1998 was $156 and $131, respectively. The Company did not pay any income taxes during fiscal 1999 or fiscal 1998.


                                                                                           1999           1998
                                                                                           ----           ----
                      Noncash investing and financing activities:
                           Capital stock issued for acquisition                             $ 3,000     $    -
                           Capital stock issued as consideration to
                              extinguish debt                                                 1,649          -
                           Capital stock issued for payment of services
                              to third parties                                                   80          -
                           Capital stock issued to acquire minority
                              interest in subsidiary                                             -          362

                      Details of acquisition:
                           Fair value of assets acquired                                    $ 3,577     $    -
                           Liabilities assumed                                                 (552)         -
                           Capital stock issued                                                (750)         -
                                                                                          ----------    -------
                                Cash paid                                                     2,275          -
                           Less cash acquired                                                   (57)         -
                                                                                          -----------   -------
                                Net cash paid for acquisition                               $ 2,218     $    -
                                                                                          -----------   -------


                                Part FS Page 26

DREAMS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

16.      UNAUDITED INTERIM STATEMENTS

         The financial statements as of June 30, 1999 and for the three months ended June 30, 1999 and 1998 are unaudited; however, in the opinion of the management of Dreams, Inc., all adjustments (consisting solely of normal recurring adjustments) necessary to a fair presentation of the financial statements for these interim periods have been made. The results for the interim period ended June 30, 1999 are not necessarily indicative of the results to be obtained for a full fiscal year.



                                Part FS Page 27

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Mounted Memories, Inc.

We have audited the accompanying statements of income and cash flows of Mounted Memories, Inc. for the seven month period ended October 31, 1998 and the year ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of income and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of income and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of income and cash flows presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of income and cash flows referred to above present fairly, in all material respects, the results of Mounted Memories, Inc. operations and their cash flows for the seven month period ended October 31, 1998 and the year ended March 31, 1998, in conformity with generally accepted accounting principles.

  /s/

Margolies, Fink and Wichrowski
Certified Public Accountants
Pompano Beach, Florida


June 23, 1999

                                Part FS Page 28

MOUNTED MEMORIES, INC.
STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)


                                                    Seven Months      Twelve Months
                                                       Ended               Ended
                                                 October 31, 1998      March 31, 1998
                                                 ----------------      ---------------
REVENUES                                          $     5,402          $     7,426

EXPENSES:
     Cost of sales                                      3,530                4,244
     Operating expenses                                   596                1,109
     General and administrative expenses                  661                1,306
     Depreciation and amortization                         21                   41
                                                  -----------         ------------
         Total expenses                                 4,808                6,700

INCOME BEFORE INTEREST                                    594                  726

Interest, net                                               8                    1
                                                  -----------         ------------
NET INCOME                                        $       586          $       725
                                                  -----------         ------------
                                                  -----------         ------------
EARNINGS PER SHARE:

BASIC:
Income from continuing operations                 $      0.04          $      0.05
                                                  -----------         ------------
                                                  -----------         ------------

Net income                                        $      0.04          $      0.05
                                                  -----------         ------------
                                                  -----------         ------------

Weighted average shares outstanding                16,500,000           15,398,630
                                                  -----------         ------------
                                                  -----------         ------------

DILUTED:
Income from continuing operations                 $      0.04          $      0.05
                                                  -----------         ------------
                                                  -----------         ------------
Net income                                        $      0.04          $      0.05
                                                  -----------         ------------
                                                  -----------         ------------

Weighted average shares outstanding                16,500,000           15,398,630
                                                  -----------         ------------
                                                  -----------         ------------


The accompanying notes are an integral part of these financial statements.


                                Part FS Page 29

MOUNTED MEMORIES, INC.
STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)


                                                                      Seven Months                Twelve Months
                                                                         Ended                      Ended
                                                                    October 31, 1998              March 31, 1998
                                                                   ----------------              ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                    $    586                              $  725
     Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
     Depreciation and amortization                                       21                                  41
     Provision for losses on accounts receivable                         56                                  55
     Change in assets and liabilities:
         Increase in accounts receivable                               (565)                               (145)
         Increase in inventories                                       (658)                               (426)
         Increase (decrease) in prepaid expenses                        137                                (193)
         Increase (decrease) in accounts payable                        (11)                                211
         Increase (decrease) in accrued expenses                        (65)                                 26
     Other                                                              (53)                                 17
                                                                   ----------------              --------------

     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               (552)                                311
                                                                   ----------------              --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                 (52)                                (50)
     NET CASH USED IN INVESTING ACTIVITIES                              (52)                                (50)
                                                                   ----------------              --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from notes payable                                        175                                   -
     NET CASH PROVIDED BY FINANCING ACTIVITIES                          175                                   -
                                                                   ----------------              --------------
 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (429)                                261
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                        486                                 225

CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $  57                              $  486
                                                                   ----------------              --------------
                                                                   ----------------              --------------

The accompanying notes are an integral part of these financial statements.


                                Part FS Page 30

MOUNTED MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS
         Mounted Memories, Inc. (the "Company") is a wholesaler of sports memorabilia products and acrylic cases. The Company pays an annual fee to the National Football League which officially licenses the Company's football memorabilia products.

         CASH AND CASH EQUIVALENTS
         Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of amounts held as bank deposits.

         WHOLESALE REVENUES
         Wholesale revenues are recognized as the products are sold and shipped to customers.

         ADVERTISING AND PROMOTIONAL COSTS
         All advertising and promotional costs associated with advertising and promoting the Company are expensed in the period incurred.

         INVENTORIES
         Inventories, consisting primarily of sports memorabilia products and acrylic cases, are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for both raw materials and finished goods.

         PROPERTY AND EQUIPMENT
         Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the lease period or the estimated useful life of the improvements, whichever is less.

         Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains and losses are credited or charged to earnings upon disposition.

         IMPAIRMENT OF LONG-LIVED ASSETS
         In the event facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.


                                Part FS Page 31

MOUNTED MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated their fair values because of the short maturity of these instruments.

         INCOME TAXES
         The Company is taxed under the provisions of Subchapter S (S Corporation) of the Internal Revenue Code and for Florida tax purposes under applicable sections of the state income tax laws. These elections eliminate federal and state income taxes at the corporate level and profits are taxed directly to the Company's stockholders.

         NET INCOME PER SHARE
         During the year ended March 31, 1998, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires companies to present basic earnings per share ("EPS") and diluted EPS, instead of the primary and fully diluted EPS presentations that were formerly required by the Accounting Principles Board Opinion No. 15, "Earnings Per Share". Basic EPS is computed by dividing net income available to common stockholders by the weighted average of common shares outstanding during the period. Dilutive EPS was not presented, as its effect was not material to the financial statements for the periods presented.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Estimates are used when accounting for uncollectable accounts receivable, inventory obsolescence, depreciation, contingencies, among others. Actual results could differ from those estimated by management and changes in such estimates may affect amounts reported in future periods.

2.       CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable arising from normal business activities.

         Regarding accounts receivable, the Company believes that credit risk is limited due to the large number of entities comprising the Company's customer base and the diversified industries in which the Company operates. The Company performs certain credit evaluation procedures and does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of customers, establishes an allowance for


                                Part FS Page 32

MOUNTED MEMORIES, INC.
NOTES TO FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

         uncollectable accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. The Company had an allowance for doubtful accounts at October 31, 1998 of approximately $111. The Company believes any credit risk beyond this amount would be negligible.

3.       COMMITMENTS AND CONTINGENCIES

         As of October 31, 1998, the Company leases office and warehouse space under operating leases in Florida (approximately 23,000 square feet) and Colorado (approximately 3,000 square feet). The leases for these two facilities expire in April 2003 and September 2003, respectively. Rent expense charged to operations for the seven months ended October 31, 1998 and for the twelve months ended March 31, 1998 was $126 and $143, respectively.

         The aggregate minimum future lease payments under noncancellable operating leases are as follows:

         Five months ended March 31, 1999                  $  85
         Twelve months ended March 31, 2000                  208
         Twelve months ended March 31, 2001                  206
         Twelve months ended March 31, 2002                  204
         Twelve months ended March 31, 2003                  212
         Twelve months ended March 31, 2004                   17
         Thereafter                                            -
                                                           ------

         Total minimum future lease commitments            $ 932
                                                           ------

4.       SUPPLEMENTAL CASH FLOW INFORMATION

         Cash paid for interest during the seven months ended October 31, 1998 and the twelve months ended March 31, 1998 was $8 and $1, respectively. The Company did not pay any income taxes during either of those two periods.


                                Part FS Page 33

              PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         During November 1998, Dreams Products, Inc. ("DPI") acquired all of the assets of Mounted Memories, Inc. ("MMI"), a wholesaler of sports memorabilia products and acrylic cases. The aggregate consideration paid was $5.3 million, consisting of cash in the amount of $2.3 million and the issuance of 15,000,000 of Dreams, Inc. common stock, which was trading at approximately $0.20 at the date of the transaction. DPI financed the purchase price through the issuance of a long-term note in the amount of $3.0 million.

         The acquisition was accounted for as a purchase and, accordingly, MMI's results are included in the consolidated financial statements since the date of acquistion. The aggregate of the net assets acquired was approximately $2.8 million, which was allocated based on the fair values of the assets and liabilities acquired at the date of acquisition. The excess of purchase price over net assets acquired of $2.5 million has been allocated with $498,000 to goodwill and $2.0 million to trademarks. These amounts will be amortized on the straight-line basis over 20 years. Liabilities of $552 were assumed in connection with the acquisition, consisting primarily of accounts payable and accrued liabilities.


         The accompanying Pro Forma Condensed Consolidated Statement of Income for the year ended March 31, 1999 assumes that the acquisition of MMI took place on April 1, 1998, the beginning of Dreams, Inc.'s fiscal year ended March 31, 1999. The Pro Forma Condensed Consolidated Statement of Income does not include the effect of any non-recurring write-offs directly attributable to the acquisition.


         The accompanying pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which would actually have been reported had the acquisition been in effect during the period presented, or which may be reported in the future.


         The accompanying Pro Forma Condensed Consolidated Statements of Income should be read in conjunction with the historical financial statements and related notes thereto for Dreams, Inc. and MMI.


                                Part FS Page 34

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the twelve months ended March 31, 1999 (Unaudited)
(In thousands, except per share date)

                                                      Dreams, Inc.           MMI
                                                      Twelve Months      Seven Months
                                                         Ended              Ended              Pro Forma       Pro Forma
                                                     March 31, 1999     October 31, 1998      Adjustments       Combined
                                                     --------------     ----------------     ------------   ------------

Net sales                                            $      7,044       $    5,402           $     -        $     12,446
Cost of sales                                               3,064            3,530                 -               6,594
                                                     --------------     ----------------     ------------   ------------
Gross profit                                                3,980            1,872                 -               5,852
Operating and general
    and administrative expenses                             3,122            1,257                 -               4,379
Depreciation and amortization                                 126               21               128 (1)             275
                                                     --------------     ----------------     ------------   ------------
Income from continuing operations before
    interest and taxes                                        732              594              (128)              1,198
Interest, net                                                 322                8               201 (2)             531
                                                     --------------     ----------------     ------------   ------------
Income from continuing operations before taxes                410              586              (329)                667
Deferred tax expense                                           75                -                90 (3)             165
                                                     --------------     ----------------     ------------   ------------
Income from continuing operations                             335              586              (419)                502
Gain on disposal of restaurant segment                        268                -                 -                 268
                                                     --------------     ----------------     ------------   ------------
Net income                                           $        603       $      586           $  (419)       $        770
                                                     --------------     ----------------     ------------   ------------
                                                     --------------     ----------------     ------------   ------------
Net income per share                                 $       0.02                                           $       0.02

                                                     --------------                                         ------------
                                                     --------------                                         ------------
Weighted average shares outstanding                    25,181,915                                             40,148,500
                                                     --------------                                         ------------
                                                     --------------                                         ------------



(1) Reflects amortization of goodwill, trademarks and debt issuance costs resulting from acquisition.

(2)      Interest expense adjusted to reflect debt remaining after acquisition.

(3)      Related tax effect of pro forma adjustments and combined businesses.


                                Part FS Page 35

                                    PART III

                                     Item 1
                                 Exhibit Index

Exhibit Number                                                          Page #

2        (i)      Articles of Incorporation
         (ii)     Bylaws

6        Material Contracts
         (i)      Sirrom Financing Agreements
         (ii)     Ross Tannenbaum Employment Agreement
         (iii)    Merchandise License Agreement
         (iv)     Standard Franchise Documents

7        Letter on change in certifying accountant


                                 Exhibit Index

Pursuant to the requirements of Section 12 of the Securities Exchange Age of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DREAMS, INC.



Date:    November 3, 1999             By:        /s/
     ----------------------------        ------------------------------------
                                                 (Signature)



                                 Signature Page